Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

CHANGE HEALTHCARE INC.,

UNITEDHEALTH GROUP INCORPORATED

and

CAMBRIDGE MERGER SUB INC.

Dated as of January 5, 2021

TABLE OF CONTENTS

Page

ARTICLE I

Definitions

1.1.	Certain Definitions	1
1.2.	Terms Defined Elsewhere	2

ARTICLE II

Closing; Certificate of Merger and Effective Time; The Merger

2.1.	Closing	3
2.2.	Certificate of Merger and Effective Time	3
2.3.	The Merger	3

ARTICLE III

Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation

3.1.	Certificate of Incorporation of the Surviving Corporation	3
3.2.	Bylaws of the Surviving Corporation	4
3.3.	Directors of the Surviving Corporation	4
3.4.	Officers of the Surviving Corporation	4

ARTICLE IV

Effect of the Merger on Capital Stock; Treatment of Equity Awards; Delivery of Merger Consideration

4.1.	Effect of the Merger on Capital Stock	4
4.2.	Treatment of Equity Awards and ESPP	4
4.3.	Delivery of Merger Consideration	7
4.4.	Adjustments to Prevent Dilution	10

ARTICLE V

Representations and Warranties of the Company

5.1.	Organization, Good Standing and Qualification	10
5.2.	Capital Structure	11
5.3.	Corporate Authority; Approval and Fairness	12
5.4.	Governmental Filings; No Violations.	13
5.5.	Compliance with Laws; Licenses.	13
5.6.	Company Reports	14
5.7.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting	14
5.8.	Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements	15
5.9.	Litigation	16
5.10.	Absence of Certain Changes	16

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5.11.	Material Contracts	16
5.12.	Material Customers; Material Vendors	18
5.13.	Employee Benefits	19
5.14.	Labor Matters	20
5.15.	Environmental Matters	21
5.16.	Tax Matters	21
5.17.	Real Property.	24
5.18.	Intellectual Property; Information Technology; Data Security	24
5.19.	HIPAA Compliance.	26
5.20.	FDA Compliance	27
5.21.	Healthcare Laws.	27
5.22.	Insurance	28
5.23.	Takeover Statutes	28
5.24.	Brokers and Finders	28
5.25.	No Other Representations or Warranties; Non-Reliance	28

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

6.1.	Organization, Good Standing and Qualification	29
6.2.	Capitalization of Merger Sub	29
6.3.	Corporate Authority	29
6.4.	Governmental Filings; No Violations	30
6.5.	Litigation	30
6.6.	Available Funds	30
6.7.	Brokers and Finders	30
6.8.	Ownership of Company Stock	30
6.9.	Certain Arrangements	31
6.10.	Certain Information	31
6.11.	Parent Tax Representation Letter	31
6.12.	No Other Representations or Warranties; Non-Reliance	31

ARTICLE VII

Covenants

7.1.	Interim Operations	31
7.2.	Acquisition Proposals; Change of Recommendation	36
7.3.	Proxy Statement; Efforts and Other Regulatory Matters	39
7.4.	Company Stockholders Meeting	40
7.5.	Approval of Sole Stockholder of Merger Sub	41
7.6.	Antitrust Matters.	41
7.7.	Status and Notifications	44
7.8.	General Regulatory Efforts; Third-Party Consents	44
7.9.	Information and Access	45
7.10.	Publicity	46
7.11.	Employee Benefits	46
7.12.	Indemnification; Directors’ and Officers’ Insurance	48
7.13.	Financing Cooperation; TRA Terminations	50
7.14.	Takeover Statutes	51
7.15.	Transaction Litigation	51

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7.16.	Section 16 Matters	51
7.17.	Delisting and Deregistration	52
7.18.	Cooperation Regarding Tax Matters	52

ARTICLE VIII

Conditions

8.1.	Conditions to Each Party’s Obligation to Effect the Closing	53
8.2.	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing	53
8.3.	Conditions to the Company’s Obligation to Effect the Closing	54

ARTICLE IX

Termination

9.1.	Termination by Mutual Written Consent	55
9.2.	Termination by Either the Company or Parent	55
9.3.	Termination by the Company	55
9.4.	Termination by Parent	56
9.5.	Notice of Termination; Effect of Termination and Abandonment	56

ARTICLE X

Miscellaneous and General

10.1.	Survival	58
10.2.	Notices	58
10.3.	Expenses	59
10.4.	Transfer Taxes	59
10.5.	Amendment or Other Modification; Waiver	59
10.6.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	60
10.7.	Specific Performance	60
10.8.	Third-Party Beneficiaries	61
10.9.	Fulfillment of Obligations	61
10.10.	Successors and Assigns	61
10.11.	Entire Agreement	61
10.12.	Severability	61
10.13.	Counterparts; Effectiveness	62
10.14.	Interpretation and Construction	62

Annex A Certain Definitions

Annex B Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 5, 2021, is entered into by and among CHANGE HEALTHCARE INC., a Delaware corporation (the “Company”), UNITEDHEALTH GROUP INCORPORATED, a Delaware corporation (“Parent”), and CAMBRIDGE MERGER SUB INC., a Delaware corporation and Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger;

WHEREAS, the Company Board has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are in the best interests of the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), (c) directed that this Agreement be submitted to the holders of Shares for their adoption and (d) resolved, subject to the terms and conditions of this Agreement, to recommend that the holders of Shares adopt this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder), (c) directed that this Agreement be submitted to Parent (as Merger Sub’s sole stockholder) for its adoption and (d) resolved to recommend that Parent (as Merger Sub’s sole stockholder) adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to, and as a condition to, Parent and Merger Sub entering into this Agreement, certain stockholders of the Company have entered into a support agreement with Parent with respect to the Merger as more particularly set forth therein (the “Support Agreement”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

Definitions

1.1. Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2. Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Location
Agreement	Preamble
Bylaws	3.2
Capitalization Date	5.2(a)
Change of Recommendation	7.2(d)(i)(F)
Charter	3.1
Closing	2.1
Closing Date	2.1
Company	Preamble
Company Approvals	5.4(a)
Company Disclosure Letter	Article V
Company Personal Information	5.18(l)
Company Recommendation	5.3(b)
Company Tax Representation Letter	7.18(c)
Continuation Period	7.11(a)
D&O Insurance	7.12(b)
Delisting Period	7.17(a)
Effective Time	2.2
Exchange Fund	4.3(a)(i)
FDA	5.20(a)
FDA Licenses	5.20(a)
Fundamental Action	7.2(d)(iii)
Governmental Antitrust Entity	7.6(b)(ii)
Interim Period	7.1(a)
Legal Restraint	8.1(c)
Material Contract	5.11(a)
Material Customer	5.12(a)
Material Vendor	5.12(b)
Merger	Recitals
Merger Sub	Preamble
Non-Wholly Owned Subsidiary	5.2(f)
Notice of Redemption	7.13(a)
Notice	7.2(d)(iii)
Notice Period	7.2(d)(iii)
Outside Date	9.2(a)
Parent	Preamble
Parent Approvals	6.4(a)
Parent DSU	4.2(f)
Parent Option	4.2(a)
Parent RSU	4.2(c)
Parent Tax Representation Letter	7.18(c)
Parent SAR	4.2(e)
Parties	Preamble
Permitted Confidentiality Agreement	7.2(b)(i)
Potential Purchasers	7.6(d)
Potential Sale Transaction	7.6(d)
Privacy and Security Measures	5.18(k)
Privacy-Related Contracts	5.11(a)(vi)
Proxy Statement	7.3(a)

Definition	Location
Stock Ownership Rep	6.8
Support Agreement	Recitals
Surviving Corporation	2.3
Tax Representation Letters	7.18(c)
Third-Party Consents	7.8
Transaction Litigation	7.15
TRA Terminations	7.13(d)
Vote-Down	9.2(b)

ARTICLE II

Closing; Certificate of Merger and Effective Time; The Merger

2.1. Closing. The closing of the Merger (the “Closing”) shall take place by remote communication and by the exchange of signatures by electronic transmission or, if or to the extent such exchange is not practicable or the Parties otherwise agree in writing, at a Closing to be held at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 a.m. (New York time) on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) or at such other date, time and place as the Company and Parent may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

2.2. Certificate of Merger and Effective Time. As promptly as practicable following the Closing, but on the Closing Date, the Parties shall (a) cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (b) deliver and tender, or cause to be delivered or tendered, as applicable, any Taxes and fees and make all other filings or recordings required under the DGCL in connection with such filing of the Certificate of Merger and the Merger, which shall become effective at the date and time when the Certificate of Merger has been executed and filed pursuant to clause (a) of this Section 2.2, or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger so executed and filed (such date and time, as applicable, the “Effective Time”).

2.3. The Merger. Subject to the terms and conditions of this Agreement and pursuant to the applicable provisions of the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company shall continue unaffected by the Merger, and (c) the Merger shall have such other applicable effects as set forth in this Agreement and in the applicable provisions of the DGCL.

ARTICLE III

Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation

3.1. Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in its entirety to read as set forth in Annex B, until thereafter duly amended, restated or amended and restated as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 7.12.

3.2. Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of the Company shall be amended and restated as of the Effective Time to read in their entirety as set forth in the bylaws of Merger Sub in effect immediately prior to the Effective Time such that such bylaws, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended, restated or amended and restated as provided therein, the Charter or by applicable Law, in each case consistent with the obligations set forth in Section 7.12.

3.3. Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the members of the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws or applicable Law.

3.4. Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the individuals designated in writing by Parent prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws or applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock; Treatment of Equity Awards; Delivery of Merger Consideration

4.1. Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a) Merger Consideration. The Eligible Shares shall be converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate, and each Book-Entry Share, shall thereafter only represent the right to receive the Per Share Merger Consideration, payable pursuant to Section 4.3.

(b) Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights any Dissenting Stockholders may have pursuant to Section 4.3(f) with respect to any Excluded Shares that are Dissenting Shares.

(c) Merger Sub. Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, par value $0.01 per share, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

4.2. Treatment of Equity Awards and ESPP.

(a) Company Options. At the Effective Time, each Company Option award, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase Shares and shall be converted into an option to purchase a number of shares of Parent Common Stock (a “Parent Option”) equal to the product (rounded down to the nearest whole number) of (i) the total number of Shares subject to such Company Option award immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of the Shares subject to such Company Option immediately prior to the Effective Time divided by (ii) the Equity Award Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Parent Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such Parent Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above and for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other changes that are necessary for the administration of such Parent Option and not materially detrimental to the holder thereof, following the Effective Time, each Parent Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Company Option immediately prior to the Effective Time.

(b) Exit-Vesting Company Restricted Shares. At the Effective Time, each Exit-Vesting Company Restricted Share award that, automatically and without any required action on the part of the holder thereof, fully vests at the Effective Time pursuant to its terms and conditions as in effect as of the date of this Agreement shall fully vest and, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the Per Share Merger Consideration in respect of the number of such Exit-Vesting Company Restricted Shares outstanding immediately prior to the Effective Time (with such amounts paid through the payroll system of the Surviving Corporation, without interest and less applicable Taxes required to be withheld, as soon as practicable after the Effective Time). At the Effective Time, each Exit-Vesting Company Restricted Share award that does not, automatically and without any required action on the part of the holder thereof, fully vest at the Effective Time pursuant to its terms and conditions as in effect as of the date of this Agreement shall be automatically cancelled and forfeited at the Effective Time for no consideration or payment.

(c) Company Restricted Stock Units. At the Effective Time, each Company RSU award, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit award denominated in Shares and shall be converted into a restricted stock unit award denominated in shares of Parent Common Stock (a “Parent RSU”). The number of shares of Parent Common Stock subject to such Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (i) the total number of Shares subject to such Company RSU award immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio; provided, that each Exit-Vesting Company RSU award that does not, automatically and without any required action on the part of the holder thereof, fully vest at the Effective Time pursuant to its terms and conditions as in effect as of the date of this Agreement shall be automatically cancelled and forfeited at the Effective Time for no consideration or payment. Except as specifically provided above and for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other changes that are necessary for the administration of such Parent RSU and not materially detrimental to the holder thereof, following the Effective Time, each such Parent RSU shall continue to be governed by the same terms and conditions (including vesting and settlement terms) as were applicable to the applicable Company RSU immediately prior to the Effective Time.

(d) Company Performance Share Units. At the Effective Time, each Company PSU award, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a performance share unit award denominated in Shares and shall be converted into a Parent RSU. The number of shares of Parent Common Stock subject to each such Parent RSU award shall be equal to the product (rounded down to the nearest whole number) of (i) the total number of Shares subject to such Company PSU award immediately prior to the Effective Time based on target performance, multiplied by (ii) the Equity Award Exchange Ratio. Except as specifically provided above and for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other changes that are necessary for the administration of such Parent RSU and not materially detrimental to the holder thereof, following the Effective Time, each such Parent RSU award shall continue to be governed by the same terms and conditions (including vesting and settlement terms) as were applicable to the applicable Company PSU award immediately prior to the Effective Time.

(e) Company SARs. At the Effective Time, each Company SAR award, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a stock appreciation right denominated in Shares and shall be converted into a stock appreciation right denominated in a number of shares of Parent Common Stock (a “Parent SAR”) equal to the product (rounded down to the nearest whole number) of (i) the total number of Shares subject to such Company SAR award immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the strike price per share of the Shares subject to such Company SAR immediately prior to the Effective Time divided by (ii) the Equity Award Exchange Ratio; provided, however, that the strike price and the number of shares of Parent Common Stock subject to the Parent SARs shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that each Exit-Vesting Company SAR award that does not, automatically and without any required action on the part of the holder thereof, fully vest at the Effective Time pursuant to its terms and conditions as in effect as of the date of this Agreement shall be automatically cancelled and forfeited at the Effective Time for no consideration or payment. Except as specifically provided above and for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other changes that are necessary for the administration of such Parent SAR and not materially detrimental to the holder thereof, following the Effective Time, each Parent SAR shall continue to be governed by the same terms and conditions (including vesting, exercisability and settlement terms) as were applicable to the corresponding Company SAR immediately prior to the Effective Time.

(f) Company Deferred Stock Units. At the Effective Time, each Company DSU award, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a deferred stock unit award denominated in Shares and shall be converted into a deferred stock unit award denominated in shares of Parent Common Stock (a “Parent DSU”). The number of shares of Parent Common Stock subject to such Parent DSU shall be equal to the product (rounded down to the nearest whole number) of (i) the total number of Shares subject to such Company DSU award immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio. Except as specifically provided above and for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other changes that are necessary for the administration of such Parent DSU and not materially detrimental to the holder thereof, following the Effective Time, each such Parent DSU shall continue to be governed by the same terms and conditions (including vesting and settlement terms) as were applicable to the applicable Company DSU immediately prior to the Effective Time.

(g) ESPP. As soon as reasonably practicable following the date of this Agreement (but in any event prior to the Effective Time), the Company shall take all actions (including obtaining any necessary determinations or resolutions of the Company Board or the Company Compensation Committee and, if appropriate, amending the terms of the ESPP) that may be necessary or required under the ESPP and applicable Law to ensure that, (A) except for the Final Offering, no offering period shall be authorized or commenced on or after the date of this Agreement; (B) participants in the ESPP may not increase deductions under the ESPP or otherwise make separate non-payroll contributions to the ESPP, in each case, after the date of this Agreement and (C) no new participants may begin participation in the ESPP after the date of this Agreement. Prior to the Effective Time, the Company shall take all actions that may be necessary to, effective upon the consummation of the Merger, (x) cause the Final Offering, to the extent that it would otherwise be outstanding at the Effective Time, to be terminated no later than five Business Days prior to the date on which the Effective Time occurs; (y) make any pro rata adjustments that may be necessary to reflect the Final Offering, but otherwise treat the Final Offering as a fully effective and completed “Offering” for all purposes pursuant to the ESPP; and (z) cause the exercise (as of no later than five Business Days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole Shares in accordance with the terms of the ESPP. The Company, the Company Board or the Company Compensation Committee, as appropriate, shall adopt such resolutions as are necessary to terminate the ESPP effective as of immediately prior to, and conditional upon the occurrence of, the Effective Time.

(h) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions, obtain any consents, and take any other actions that are necessary to effectuate the treatment of Company Equity Awards pursuant to Sections 4.2(a) through 4.2(f), in each case, subject to and in accordance with applicable Law, including Section 409A of the Code. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation shall be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

4.3. Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Paying Agent.

(i) At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares pursuant to Section 4.3(b) (such cash, the “Exchange Fund”).

(ii) Pursuant to the Paying Agent Agreement, among other things, the Paying Agent shall (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration pursuant to the terms and conditions of this Agreement and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payment and delivery of the aggregate Per Share Merger Consideration as contemplated by Section 4.1, Parent shall promptly restore or cause the restoration of the cash in the Exchange Fund diminished through such investments or other events so as to ensure that the Exchange Fund is maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 4.3(b) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Effective Time (but in any event within five Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) represented by a Certificate or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.3(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying

Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree), and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.3(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article IV.

(ii) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Per Share Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii) Upon surrender to the Paying Agent of Eligible Shares that (A) are represented by a Certificate, by physical surrender of such Certificate (or affidavits of loss in lieu of the Certificate, as provided in Section 4.3(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 4.3(b)(iii), pursuant to such materials and instructions as contemplated by Section 4.3(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 4.3(b)(ii), the holder of the Eligible Shares represented by such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.3(g)) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.3(e)) or such Book-Entry Shares by (2) the Per Share Merger Consideration, and each Certificate so surrendered shall forthwith be cancelled.

(iv) In the event of a transfer of ownership of any Eligible Shares represented by a Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the Company’s stock transfer books or ledger, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates (or affidavits of loss in lieu of the Certificate, as provided in Section 4.3(e)) may be issued by the Paying Agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(c) Transfer Books; No Further Ownership Rights in Shares. From and after the Effective Time, the Company’s stock transfer books shall be closed, and thereafter there shall be no transfers on the stock transfer books or ledger of the Company of the Shares. The Per Share Merger Consideration paid in accordance with the terms of this Article IV shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to any Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall, subject to Section 4.3(f), cease to have any rights with respect to such Shares or as shareholders of the Company except the right to receive the Per Share Merger Consideration, without interest thereon, into which the Shares have been converted pursuant to Section 4.1(a) upon the surrender thereof in accordance with this Section 4.3(c) and subject to Section 4.3(g). If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares for 270 days from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 4.3 shall thereafter look only to the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 4.3(g) and Sections 4.2(a) through 4.2(e), as applicable) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Article IV, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.3(g)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration.

(f) Appraisal Rights. Subject to the last sentence of this Section 4.3(f), no Dissenting Stockholder shall be entitled to receive the Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder and each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and such Dissenting Stockholder shall cease to have any other rights with respect to such Dissenting Shares. Notwithstanding the foregoing, if any Dissenting Shares lose their status as such (through failure to perfect, waiver, effective withdrawal or otherwise), then, as of the later of the Effective Time or the date of loss of such status, each such Dissenting Share shall automatically be converted into or shall be deemed to have been, as of the Effective Time, converted into, as applicable, and shall represent only the right to receive, the Per Share Merger Consideration in accordance with Section 4.1(a), after the surrender of the Certificate(s) or Book-Entry Shares, as applicable, representing such Shares in accordance with this Agreement. The Company shall give Parent prompt notice and copies of any written demands for appraisal, actual, attempted or purported withdrawals of such demands, and any other instruments served pursuant to (or purportedly pursuant to) applicable Law that are received by the Company relating to the Company’s stockholders’ demands of appraisal. Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to any demand for appraisal under the DGCL, including any determination to make any payment or deposit with respect to any of the Dissenting Stockholders with respect to any of their Dissenting Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Proceedings regarding appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or deposit with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder shall have effectively withdrawn or otherwise waived or lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Shares and thereupon converted into the right to receive the Per Share Merger Consideration with respect to such Shares pursuant to this Article IV.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

4.4. Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration and any other amounts payable in respect of equity-based securities pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

ARTICLE V

Representations and Warranties of the Company

Except as set forth (a) in the Company Reports available on EDGAR on or after the Applicable Date and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any “risk factors” or “forward-looking statements” sections or in any other sections to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), or (b) in the confidential disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Article V to the extent the relevance of such item to such other section is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1. Organization, Good Standing and Qualification.

(a) The Company and each of its Subsidiaries is (i) a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in the case of this clause (ii) (and, with respect to the Company’s Subsidiaries, in the case of clause (i) and this clause (ii)), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company has made available to Parent correct and complete copies of the Company’s and the Company’s Subsidiaries’ Organizational Documents that are in full force and effect as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in violation of any of the applicable provisions of such Organizational Documents, except, solely with respect to the Company’s Subsidiaries, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Section 5.1(c) of the Company Disclosure Letter sets forth a correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 9,000,000,000 Shares, one Company Class X Share and 900,000,000 shares of Company Preferred Stock. As of December 31, 2020 (the “Capitalization Date”): (i) 305,612,624 Shares were issued and outstanding (inclusive of 955,761 Exit-Vesting Company Restricted Shares); (ii) no Shares were issued and held by the Company in its treasury; (iii) the Company Class X Share was not issued and outstanding, available for issuance or held by the Company in its treasury; (iv) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury; (v) no Shares or shares of Company Preferred Stock were reserved for issuance other than 13,099,868 Shares reserved for issuance pursuant to Company Options (inclusive of 4,839,103 Exit-Vesting Company Options) under the Stock Plans, 149,685 Shares reserved for issuance pursuant to Company SARs (inclusive of 63,200 Exit-Vesting Company SARs and, in each case, excluding any Cash-Settled Company SARs) under the Stock Plans, 8,448,753 Shares reserved for issuance pursuant to Company RSUs (excluding any Cash-Settled Company RSUs) under the Stock Plans, 2,089,867 Shares reserved for issuance pursuant to the Company PSUs based on target performance under the Stock Plans and 4,179,734 Shares reserved for issuance pursuant to the Company PSUs based on maximum performance under the Stock Plans and 147,106 Shares reserved for issuance pursuant to Company DSUs under the Stock Plans; and (vi) 5,137,345 TEUs were issued and outstanding. In addition, as of the Capitalization Date, there were 693,649 Cash-Settled Company RSUs (inclusive of 253,865 Exit-Vesting Company RSUs) and 489,619 Cash-Settled Company SARs (inclusive of 11,439 Exit-Vesting Company SARs) outstanding under the Stock Plans.

(b) Neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the stockholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(c) The Shares and the TEUs constitute the only outstanding classes of securities of, or held by, the Company or its Subsidiaries registered under the Securities Act.

(d) Section 5.2(d) of the Company Disclosure Letter sets forth a correct and complete list of all outstanding Company Equity Awards as of the Capitalization Date, setting forth the number of Shares subject to each Company Equity Award and the holder (identified by name or employee identification number), grant date (or modification date, where applicable) and exercise or strike price per Share (where applicable) with respect to each Company Equity Award, as applicable.

(e) Each Company Option and each Company SAR has an exercise or strike price per Share equal to or greater than the fair market value of a Share on the original date of such grant.

(f) Section 5.2(f) of the Company Disclosure Letter sets forth as of the date of this Agreement: (i) each of the Company’s Subsidiaries; (ii) whether or not each such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”); and (iii) for each Non-Wholly Owned Subsidiary, (A) the percentage of the Company’s ownership interest, direct or indirect, and the number and type of capital stock or other securities owned by the Company, directly or indirectly, in each such Subsidiary, and (B) the percentage of such other Person or Persons’ ownership interest and the number and type of capital stock or other securities owned by such other Person or Persons in each such Subsidiary and the name of such other Person or Persons. As of the date of this Agreement, the Company does not, directly or indirectly, beneficially own any capital stock of, or other voting securities or equity or similar interests, or investment, or have any obligation to invest, in any Person which is not listed on Section 5.2(f) of the Company Disclosure Letter.

(g) All of the outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid and non-assessable. Upon the issuance of any Shares in accordance with the terms of the Stock Plans in effect on the date of this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for any shares of capital stock or other securities of any Non-Wholly Owned Subsidiaries owned by such Persons contemplated by Section 5.2(f)(iii)(B), owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than any Permitted Encumbrance).

(h) Except as set forth in Sections 5.2(a), 5.2(f) and 5.2(g), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

5.3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to obtaining the Requisite Company Vote. This Agreement has been, and any other agreements or instruments to be delivered pursuant to this Agreement by the Company will be, duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has, at a duly convened and held meeting: (i) unanimously (A) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (B) determined that this Agreement and the transactions contemplated by this Agreement are in the best interests of the Company and the holders of Shares, other than Excluded Shares that are not Dissenting Shares, and (C) resolved to recommend that the holders of Shares adopt this Agreement at any meeting of the holders of Shares held for such purpose and any adjournment or postponement thereof (the “Company Recommendation”); (ii) unanimously directed that this Agreement be submitted to the holders of Shares for their adoption at a duly held meeting of the holders of Shares for such purpose; and (iii) received the opinion, dated as of the date of this Agreement, of its financial advisor, Goldman Sachs & Co. LLC, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be paid to the holders of Shares (other than Parent and its Affiliates) is fair from a financial point of view to such holders. A copy of such opinion will be provided by the Company to Parent solely for informational purposes as promptly as practicable following the execution of this Agreement.

5.4. Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by NASDAQ, (v) under the Takeover Statutes and state securities and “blue sky” Laws or (vi) as set forth on Section 5.4(a) of the Company Disclosure Letter (collectively, the “Company Approvals”), no expiration of any waiting period under applicable Law is required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not: (i) assuming the Requisite Company Vote is obtained, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming the Requisite Company Vote is obtained and the waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which the Company or any of its Subsidiaries is subject; or (iii) assuming (A) the waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made or obtained, as applicable, and (B) the consents and approvals set forth on Section 5.4(a) of the Company Disclosure Letter are obtained, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination, non-renewal or modification of or acceleration, loss or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract (excluding any Company Benefit Plan) binding upon the Company or any of its Subsidiaries or any License necessary to the conduct of the business of the Company or any its Subsidiaries as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 5.4(b), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.5. Compliance with Laws; Licenses.

(a) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since March 31, 2017 have been conducted, in violation of any applicable Law (including, for the avoidance of doubt, applicable Law relating to Processing of Personal Information), except for violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened in writing, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company and its Subsidiaries hold and at all times since March 31, 2017 have held all Licenses, and since March 31, 2017 have filed all required tariffs, reports, notices and other documents with all applicable Governmental Entities and paid all fees and assessments due and payable in connection therewith, in each case necessary for the Company and each of its Subsidiaries to own, lease and operate its properties and assets as presently conducted and used, and to carry on and operate its businesses as currently conducted, except where such failures would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Licenses are in full force and effect (or are the subject of a submitted and pending License) and no suspension or cancellation of any of the Licenses is pending or, to the Knowledge of the

Company, threatened in writing, and the Company and its Subsidiaries are in compliance with the terms of such Licenses, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) None of the Company, its Subsidiaries or any of their respective Representatives has materially violated or is in material violation of the Foreign Corrupt Practices Act of 1977 or any other Law (excluding Healthcare Laws) relating to bribery, corruption or similar activities, nor has any such Person: (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, gifts, entertainment or other expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or other Representatives of any Governmental Entity or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any Company Subsidiary; (iv) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries; (v) made any unlawful bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries; or (vi) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

5.6. Company Reports.

(a) The Company has filed all Company Reports required to be filed with the SEC and has timely paid all fees due in connection therewith. All Company Reports filed or furnished since the Applicable Date have been filed or furnished on a timely basis.

(b) Each of the Company Reports filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will comply (as applicable), with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. The Company Reports filed or furnished since the Applicable Date have not and will not (as applicable) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading; provided, that the Company makes no representation or warranty with respect to any information supplied by Parent or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Company Report and, to the Knowledge of the Company, (i) none of the Company Reports is the subject of ongoing SEC review and (ii) there are no internal investigations pending or threatened in writing regarding any accounting practices of the Company.

(c) None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13a or 15d of the Exchange Act, is required to file periodic reports with the SEC or is subject to the reporting requirements of any foreign Governmental Entity that regulates securities or any applicable foreign securities Law or any exchange or quotation service.

5.7. Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) The Company maintains disclosure controls and procedures effective to ensure, at a reasonable assurance level, that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(b) The Company maintains internal control over financial reporting effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements.

(c) The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any material weaknesses in internal control over financial reporting, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent (i) a summary of any disclosure made by management to the Company’s auditors and Audit Committee contemplated by Section 5.7(c) since the Applicable Date, (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the Audit Committee required or contemplated by listing standards of NASDAQ, the Audit Committee’s charter or professional standards of the Public Company Accounting Oversight Board and (iii) a summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law.

(e) No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company’s chief legal officer, Audit Committee (or other committee of the Company Board designated for the purpose) or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules. Since the Applicable Date, the Company has been and is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the NASDAQ.

5.8. Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) Each of the consolidated balance sheets and consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports filed since the Applicable Date: (i) were or will be prepared (as applicable), in each case in accordance with, in all material respects, (x) all applicable accounting requirements and rules and regulations of the SEC, the Exchange Act and the Securities Act and (y) GAAP, except as may be specifically noted in the notes thereto; (ii) did or will fairly present (as applicable), the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to specific notes (none of which if presented would materially differ from those presented in the audited statements) and normal and recurring year-end audit adjustments that will not be material in amount or effect, individually or in the aggregate), in each case, in all material respects; and (iii) were or will be prepared (as applicable) from and are in accordance with the books and records of the Company and its Subsidiaries. There are no unconsolidated Subsidiaries of the Company.

(b) Except for obligations and liabilities (i) specifically reflected or adequately reserved against in the Company’s most recent consolidated balance sheet included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet or incurred in compliance with Section 7.1(a), (iii) expressly contemplated by this Agreement or incurred in connection with the transactions contemplated by this Agreement or (iv) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no fines, penalties, awards, costs and expenses, obligations, debts or liabilities of the Company or any of its Subsidiaries, known or unknown, whether or not accrued, contingent or otherwise.

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company or one or more of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

5.9. Litigation.

(a) As of the date hereof, there are no Proceedings for an amount in excess of $5,000,000 individually or $10,000,000 in the aggregate pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any Indemnified Party. As of the Closing Date, there will be no Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any Indemnified Party, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective properties, assets or businesses is a party to or subject to the provisions of any Order (other than those of general applicability) that restricts the manner in which the Company and its Subsidiaries conduct their businesses in any material respect, is otherwise material to the Company and its Subsidiaries or that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

5.10. Absence of Certain Changes. Since March 31, 2020 and through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, (b) there has not been a Material Adverse Effect, and (c) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the Interim Period, would constitute a breach of any of the covenants set forth in Sections 7.1(a)(ii) (Mergers, Reorganizations), 7.1(a)(v) (Equity Interests), 7.1(a)(xiii) (Cancel Indebtedness), 7.1(a)(xiv) (Litigation) or 7.1(a)(xvii)(A) (Compensation Increases) solely with respect to (x) increases in annual base salary or wage rate, (y) material increases (i.e. of 10% or more) in target bonus opportunity or (z) material increases in benefits (measured in the aggregate), in each case, for employees with an annual base salary or wage rate in excess of $300,000.

5.11. Material Contracts.

(a) Section 5.11(a) of the Company Disclosure Letter sets forth a list of all of the Contracts described below which the Company or any of its Subsidiaries is a party to or bound by, as of the date of this Agreement (other than any Company Benefit Plan) (each such Contract, a “Material Contract”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Company Government Contract providing for aggregate payments in excess of $5,000,000 over the twelve months prior to the date hereof;

(iii) the Specified Tax Agreements and any similar Tax “hold harmless,” sharing, allocation or indemnification agreement or arrangement (other than, in each case, such agreements or arrangements solely between or among the Company and any of its Wholly Owned Subsidiaries);

(iv) any Contract that (A) purports to restrict, in any material respect, the ability of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Subsidiaries from (1) directly or indirectly, engaging in any business or competing in any business (or line of business or geographic region) with any Person (including soliciting clients or customers) or (2) operating its business in any manner or location, (B) could require the, direct or indirect, disposition of any material assets or line of business of the Company or its Subsidiaries or acquisition of any material assets or line of business of any other Person or, at or after the Effective Time, Parent or any of its Subsidiaries or (C) other than with respect to Company Government Contracts pursuant to applicable Law, grants “most favored nation” status to any Person or contains “exclusivity” requirements, obligations or similar provisions that, at or after the Effective Time, would purport to apply to Parent or any of its Subsidiaries;

(v) any Contract pursuant to which the Company or any of its Subsidiaries (A) grants to a third party any licenses or other rights with respect to Company Intellectual Property or (B) obtains any licenses or other rights with respect to third party Intellectual Property Rights (other than non-exclusive licenses to commercially available Software), in each case of (A) and (B), which such Contract is material to the conduct of the business of the Company or any of its Subsidiaries;

(vi) any Contract the primary purpose of which is the Processing of Personal Information, other than Contracts that are HIPAA business associate agreements entered into in the Ordinary Course of Business, in each case, which such Contract is material to the conduct of the business of the Company or any of its Subsidiaries (“Privacy-Related Contracts”);

(vii) any Contract pursuant to which the Company or any of its Subsidiaries, as applicable, has agreed (A) to provide any third party with access to source code for any material software owned or exclusively licensed by the Company or any of its Subsidiaries, or (B) to provide for such source code to be placed in escrow or a similar arrangement for the benefit of a third party (including upon the occurrence of specified events);

(viii) with respect to each (1) Material Customer, any Contract that accounted for a material amount of revenue recognized from such Material Customer during the Material Customer/Vendor Measurement Period and (2) Material Vendor, the Contract or set of related Contracts that accounted for the majority of amounts paid to such Material Vendor during the Material Customer/Vendor Measurement Period (provided, that solely for purposes of this clause (viii), (A) the term “Material Customer” shall have the meaning ascribed thereto in Section 5.12(a), except that the reference to “20” in such definition shall be replaced with a reference to “10”, and (B) the term “Material Vendor” shall have the meaning ascribed thereto in Section 5.12(b), except that the reference to “20” in such definition shall be replaced with a reference to “10”; provided, further, that, within 15 Business Days following the date of this Agreement, the Company shall use its reasonable best efforts to make available to Parent all Contracts between the Company or any of its Subsidiaries, on the one hand, and any Material Customer or Material Vendor (each as defined in Section 5.12(a) and Section 5.12(b)), on the other hand);

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or shares of common stock of any of their respective Affiliates, on the other hand;

(x) any Contract (A) providing for material indemnification or guarantee obligations by the Company or any of its Subsidiaries of any Person or pursuant to which any material indemnification or guarantee obligations of the Company or any of its Subsidiaries remain outstanding or otherwise survive as of the date of this Agreement or (B) containing any deferred or contingent purchase price, “earnout” or similar provisions that would cause the Company or any of its Subsidiaries to owe any amount of additional consideration to any Person which remain outstanding or otherwise survive as of the date of this Agreement;

(xi) any Contract for Indebtedness or any hedging agreement, in either case, having an outstanding principal or notional amount (as applicable) in excess of $25,000,000 (and Section 5.11(a)(xi) of the Company Disclosure Letter sets forth, as of September 30, 2020, the amount outstanding or the notional value with respect to each such Contract, as applicable);

(xii) any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization to which the Company or any of its Subsidiaries is a party;

(xiii) any material joint venture, partnership or limited liability company agreement, or other similar Contract, providing for the formation, creation, operation, management or control of any material joint venture, partnership or limited liability company;

(xiv) any Contract creating any (A) Encumbrance (other than Permitted Encumbrances) upon any assets of the Company and its Subsidiaries securing obligations in excess of $25,000,000 or (B) Encumbrance upon any assets of the Company and its Subsidiaries securing Indebtedness in excess of $25,000,000; and

(xv) any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any person with respect to any material assets, rights or properties of the Company or any of its Subsidiaries.

(b) A correct and complete copy of each Material Contract (including any amendments or supplements thereto adopted prior to the date hereof) has been made available to Parent.

(c) Each Material Contract is valid and binding on the Company or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect.

(d) There is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder.

5.12. Material Customers; Material Vendors.

(a) Section 5.12(a) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of the 20 largest customers (each, a “Material Customer”) of the Company and its Subsidiaries, taken as a whole, based on revenue recognized from such customers during the period commencing on October 1, 2019 and through November 30, 2020 (the “Material Customer/Vendor Measurement Period”), showing the aggregate amount of revenue recognized from such Material Customer during such period. During the period from January 1, 2020 through the date of this Agreement, neither the Company nor any of its Subsidiaries has been engaged in any material dispute with any Material Customer. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer expressly stating any intention or threat to terminate or reduce purchases from the Company or any of its Subsidiaries.

(b) Section 5.12(b) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of the 20 largest vendors (each, a “Material Vendor”) of the Company and its Subsidiaries, taken as a whole, based on amounts paid by the Company and its Subsidiaries to such vendor (excluding any offsets) during the Material Customer/Vendor Measurement Period. During the period from January 1, 2020 through the date of this Agreement, neither the Company nor any of its Subsidiaries has been engaged in any material dispute with any Material Vendor. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Material Vendor expressly stating any intention or threat to terminate or reduce its provision of goods or services to the Company and its Subsidiaries.

5.13. Employee Benefits.

(a) Section 5.13(a) of the Company Disclosure Letter sets forth a correct and complete list of each material Company Benefit Plan as of the date hereof.

(b) With respect to each Company Benefit Plan on Section 5.13(a) of the Company Disclosure Letter, the Company has made available to Parent, as of the date of this Agreement and to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including, for the avoidance of doubt, any amendments or supplements thereto, and all related trust documents or other funding vehicle documents (or where no such copies are available, a reasonably detailed written description thereof), (ii) the most recently prepared actuarial report and (iii) all material correspondence to or from any Governmental Entity received since January 1, 2019 with respect thereto (or where no such copies are available, a reasonably detailed written description thereof).

(c) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Law, including ERISA and the Code, in each case, except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole. All material contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid or accrued in accordance with GAAP and there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.

(d) With respect to each ERISA Plan on Section 5.13(a) of the Company Disclosure Letter, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the most recent annual report (Form 5500 or 990 series and, for the avoidance of doubt, all schedules and financial statements attached thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would materially and adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 of the Code, in each case, except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole.

(f) Neither the Company nor any Company ERISA Affiliate has in the last six years contributed (or has any obligation) to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(g) Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six years.

(h) No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(i) Except as required by applicable Law, no Company Benefit Plan provides material retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits.

(j) None of the execution and delivery of or the performance under this Agreement or the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) except as provided in Section 4.2, accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan or (iv) limit or restrict the right to merge, terminate, materially amend, supplement or otherwise modify or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(k) None of the execution and delivery of or the performance under this Agreement, the receipt of the Requisite Company Vote or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement could, either individually or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l) Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(m) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole, all Company Benefit Plans that are maintained primarily for the benefit of employees outside of the United States (i) have been maintained and operated in accordance with, and are in compliance with, their terms, applicable local Law, government taxation and funding requirements, (ii) to the extent required to be registered or approved by a foreign Governmental Entity, have been registered with, or approved by, a foreign Governmental Entity and (iii) to the Company’s Knowledge, to the extent intended to be funded and/or book reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

5.14. Labor Matters.

(a) Neither of the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company or any of its Subsidiaries.

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole, (i) there is no, and since January 1, 2019 there has not been any, strike, lockout, material slowdown, material work stoppage, unfair labor practice or other material labor dispute, or arbitration or grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement, (ii) the Company and each of its Subsidiaries is in material compliance with all applicable Law regarding labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees, discrimination, harassment and equitable pay practices), and occupational safety and health, including the appropriate classification of all current and former Company Employees as “exempt” or “non-exempt” and the payment of appropriate overtime and (iii) neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

(c) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole, (i) any individual who has performed or is performing services for the Company who has been classified as an independent contractor, as an employee of another entity whose services are leased to the Company, or any other non-employee category by the Company or any of its Subsidiaries has been or is correctly so classified and, in the case of any non-employee classification, has not at any time while classified as a non-employee by the Company or any of its Subsidiaries been a common law employee of the Company, (ii) there are no, and since January 1, 2019 there have not been any, pending, or, to the Company’s Knowledge, threatened Proceedings (including any litigation, class action suit, or regulatory investigation) against the Company or any of its Subsidiaries with respect to the classification or misclassification of Company Employees and (iii) neither the Company nor any of its Subsidiaries has any direct or indirect liability with respect to the misclassification of any person who is performing or has performed services for the Company or any of its Subsidiaries (whether as an employee or independent contractor or exempt or non-exempt employee), and the Company does not have any Knowledge of any pending claim, or claim threatened in writing, by any person who is performing or has performed services for the Company or any of its Subsidiaries that he/she is or was misclassified for any purpose.

(d) To the Company’s Knowledge, since January 1, 2019, no allegations of sexual harassment have been made against any individual in his or her capacity as (i) an officer of the Company or any of its Subsidiaries, (ii) a member of the Company Board or any of its Subsidiaries or (iii) an employee of the Company or any of its Subsidiaries at the level of vice president or above.

(e) Prior to the execution and delivery of this Agreement, the Company has made available to Parent a complete and accurate list of the employee identification number, job title, job grade (as applicable), current base salary or wage rate, base salary or wage rate for the previous year, target incentive compensation (as applicable), bonus payments in the last year, date of commencement of employment, work location, full-time or part-time status, exempt or non-exempt status, temporary or permanent status, status as an active or inactive employee, and date of commencement of leave (as applicable), of each employee of the Company and its Subsidiaries as of the date of this Agreement (or as of a day within the five days prior to the date of this Agreement).

5.15. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) since March 31, 2017, the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws and have not received any claims or notices alleging liability under any Environmental Law; (b) to the Knowledge of the Company, no real property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substances that could be expected to require remediation under any Environmental Law; and (c) to the Knowledge of the Company, there are no other circumstances involving the Company or any of its Subsidiaries that would reasonably be expected to result in any claims, liabilities, costs or restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law.

5.16. Tax Matters.

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete in all material respects, (ii) have timely paid all material Taxes that are required to be paid

(whether or not shown on any Tax Returns), (iii) have timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes), and (iv) have not waived any statute of limitations with respect to material amounts of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business).

(b) The U.S. federal income Tax Returns of the Company and each of its Subsidiaries for all taxable years up to and including March 31, 2017 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(c) No deficiency with respect to any material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries and there are no pending or, to the Knowledge of the Company, threatened Proceedings regarding any material amount of Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries.

(d) Since April 1, 2014, neither the Company nor any of its Subsidiaries has been subject to any claim by any Taxing Authority that such Taxing Authority believes that the Company or any of its Subsidiaries was required to file any material Tax Return that was not filed, which claim has not been resolved with such Taxing Authority.

(e) The Company has made available to Parent correct and complete copies of any Tax rulings or requests (including private letter rulings and requests), closing agreements, gain recognition agreements or similar agreements, and opinion letters (and related representation letters) with respect to any Specified Transactions and other material Tax matters of the Company or any of its Subsidiaries, requested, executed or issued, as applicable, since April 1, 2014.

(f) There are no Encumbrances for Taxes (except Permitted Encumbrances) on any of the properties or assets of the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax “hold harmless,” sharing, allocation or indemnification agreement or arrangement or has any liability or potential liability under any such agreement or arrangement (other than (A) such an agreement or arrangement solely between or among the Company and any of its Wholly Owned Subsidiaries, (B) Specified Tax Agreements, (C) the Tax Receivable Letter Agreement and (D) customary commercial contracts the principal subject of which is not Taxes).

(h) Neither the Company nor any of its Subsidiaries has made or will be required to make any payments under the Tax Receivable Letter Agreement.

(i) Neither the Company nor any of its Subsidiaries acquired on or after March 1, 2017 (i) has been a member of an affiliated, consolidated, combined or unitary group for income Tax purposes (other than a group the common parent of which was Distributing, the Company or any of their respective Subsidiaries) or (ii) has any obligation or liability for the Taxes of any Person (other than Distributing, the Company or any of their respective Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise.

(j) Neither the Company nor any of its Subsidiaries has taken or failed to take any action, or is aware of any fact or circumstance, that would reasonably be expected to adversely affect the Intended Tax-Free Treatment.

(k) Neither the Company nor any of its Subsidiaries has been, within the past two years (other than the Split-Off) or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e)

of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(l) Since March 1, 2017, neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(m) Neither the Company nor any of its Subsidiaries will be required to include any material amount of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date (other than prepaid amounts substantially consistent with those shown on the Company and its Subsidiaries’ federal income Tax Returns for the tax year ended March 31, 2019), any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Law), or any election pursuant to Section 965(h) of the Code (or any similar provision of state, local or non-U.S. Law) made with respect to any taxable period ending on or prior to the Closing Date.

(n) The U.S. federal income tax classification of each of the Company and its Subsidiaries is as listed on Section 5.16(n) of the Company Disclosure Letter.

(o) Neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 162(m) of the Code.

(p) On or before the date of this Agreement, the Company has delivered to Distributing, pursuant to Section 9(c)(iv) of the Tax Matters Agreement, a Tax Opinion, dated as of the date of this Agreement, a copy of which has been made available to Parent and which, as of the date of this Agreement, has not been withdrawn or revoked. As of the date of this Agreement, assuming that Parent delivers to Company Tax Counsel representations 3, 4, 5, 7, 8, and 10 in the Parent Tax Representation Letter, the Company believes that Company Tax Counsel will be able to deliver to the Company at the Closing a Tax Opinion, as required by Section 8.2(f), either substantially the same in form and substance as that delivered to Distributing or as may be amended, modified, or supplemented pursuant to Section 7.18(b).

(q) Neither the Company nor any of its Subsidiaries has availed itself of any government grants, Tax holidays, loans or other Tax benefits or relief related to COVID-19, including a loan under the paycheck protection program or relief pursuant to Sections 2301 or 2302 of the CARES Act or any similar applicable federal, state or local Law, other than as set forth on Section 5.16(q) of the Company Disclosure Letter.

(r) Neither the Company nor any of its Subsidiaries is or has ever been subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(s) Except as set forth on Section 5.16(s) of the Company Disclosure Letter, each Company Partnership has at all times been a Wholly Owned Subsidiary of the Company.

(t) No election has ever been made to apply the BBA Rules to any Company Partnership for a taxable period beginning prior to January 1, 2018, and, with respect to taxable periods beginning on or after January 1, 2018, each Company Partnership has made, or will make (or the Company or the applicable Subsidiary can cause such Company Partnership to make) an election under Section 6226(a) of the Code.

(u) As of the date of this Agreement, the Company (i) has delivered to Company Tax Counsel the Company Tax Representation Letter and (ii) believes it will be able to provide the Company Tax Representation Letter at the Closing.

5.17. Real Property.

(a) Section 5.17(a) of the Company Disclosure Letter sets forth a correct and complete list of all Owned Real Property and Leased Real Property as of the date of this Agreement, together with (i) a description of the principal functions conducted at each parcel of such Owned Real Property and Leased Real Property and (ii) a correct street address and such other information as is reasonably necessary to identify each parcel of such Owned Real Property and Leased Real Property.

(b) With respect to the Owned Real Property, (i) the Company or one or more of its Subsidiaries, as applicable, has good and marketable title to such property, free and clear of any Encumbrance (other than any Permitted Encumbrances) and (ii) there are no outstanding options or rights of first refusal to purchase such property, or any portion thereof or interest therein.

(c) With respect to the Leased Real Property, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, (ii) there is no breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (iii) there are no written or oral subleases, concessions, licenses, occupancy agreements or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

5.18. Intellectual Property; Information Technology; Data Security.

(a) Section 5.18(a) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all Registered Company Intellectual Property, indicating for each item (i) the name of the record owner, (ii) the applicable application, registration or serial or other similar identification number, (iii) the jurisdiction in which such item has been registered or filed, (iv) the date of filing or issuance and (v) solely with respect to Internet domain names and primary social media accounts, the applicable Internet domain name registrar and social media account registrar.

(b) All Registered Company Intellectual Property is subsisting and neither the Company nor any of its Subsidiaries is a party to any outstanding Order issued by or with any Governmental Entity that adversely affects the Company’s or any of its Subsidiaries’ use of, or its rights to, such Intellectual Property Rights. The issued and granted Registered Company Intellectual Property included therein is unexpired and valid, and to the Knowledge of the Company, enforceable. For the past three years, neither the Company nor any of its Subsidiaries has received any written notice asserting any claims against the Company or any of its Subsidiaries challenging any of the foregoing, other than office actions from the United States Patent and Trademark Office or any equivalent foreign governmental administrative agency received in the Ordinary Course of Business.

(c) The Company and its Subsidiaries, as applicable, own or have sufficient and valid rights pursuant to written agreements to use all Company Intellectual Property and all other Intellectual Property Rights used in or reasonably necessary for the operation of the business as currently conducted. The foregoing representation shall not be interpreted to be a representation as to the non-infringement of any third party Intellectual Property Rights.

(d) The Company and its Subsidiaries, as applicable, exclusively own all right, title and interest to their material proprietary Company Intellectual Property, and are the owner of record of their material proprietary Registered Company Intellectual Property, free and clear of all Encumbrances (except Permitted Encumbrances).

(e) The conduct of the businesses of the Company and its Subsidiaries for the past three years has not infringed, misappropriated or otherwise violated the Intellectual Property Rights other than patents (and, to the Knowledge of the Company, patents) of any Person, where such infringement, misappropriation or other violation has caused or is reasonably likely to cause material liability to the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries is a party to any Proceeding that is pending or, to the Knowledge of the Company, threatened in writing, and neither the Company nor any of its Subsidiaries has received in the past five years any written notice or claim (including invitations to take a license), in each case alleging that the conduct of the businesses of the Company and its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third Person.

(g) There is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that seeks to challenge or limit the Company’s or any of its Subsidiaries’, as applicable, ownership of or right to use any of the Company Intellectual Property.

(h) To the Knowledge of the Company, no Person has in the past three years infringed, misappropriated or otherwise violated any Company Intellectual Property, and neither the Company nor any of its Subsidiaries is a party to any pending, outstanding, threatened or imminent Proceeding, or has sent, in the past three years, any written notice or claim (including invitations to take a license) to any Person, alleging the foregoing.

(i) The Company and each of its Subsidiaries has taken reasonable efforts (including executing non-disclosure agreements) to protect the confidentiality of their material Trade Secrets, and to the Knowledge of the Company, any material Trade Secrets of the Company have not been disclosed to or used without authorization by any Person except pursuant to written, valid and appropriate non-disclosure or license agreements which, to the Knowledge of the Company, have not been breached in any material respect.

(j) The Company and each of its Subsidiaries have obtained from all parties (including current or former employees, consultants and contractors), who have created or developed any portion of the material Intellectual Property Rights developed on behalf of the Company or its Subsidiaries, written, valid and enforceable assignments of any such Intellectual Property Rights to the Company or its applicable Subsidiaries.

(k) The Company and its Subsidiaries have established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are commercially reasonable and consistent with (i) applicable Law and (ii) the requirements of its and their Privacy-Related Contracts (such policies and measures, collectively, the “Privacy and Security Measures”).

(l) The Company and each of its Subsidiaries have included provisions in Contracts with applicable third party service providers, outsourcers or any other Person who Processes material Personal Information on behalf of the Company or any of its Subsidiaries to ensure that the Company and its Subsidiaries comply with, applicable Law relating to the Processing of any Personal Information collected or otherwise used by the Company or its Subsidiaries in any manner (“Company Personal Information”) in all material respects.

(m) Neither the Company nor any of its Subsidiaries has received any written notice, communication or complaint from any Person alleging a breach of (or claiming compensation under) any applicable Law or the Privacy and Security Measures, except for individual complaints and requests in the Ordinary Course of Business that would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company or any of its Subsidiaries.

(n) No Person has gained unauthorized access to or misused any Company Personal Information or any of the IT Assets (or information stored or contained therein or transmitted thereby) of the Company or any of its Subsidiaries except as would not result in, or reasonably be expected to result in, individually or in the aggregate, a material obligation to the Company or any of its Subsidiaries or an obligation for the Company or any of its Subsidiaries to notify any Governmental Entity, including to make a filing with the SEC.

(o) The IT Assets used by the Company or any of its Subsidiaries (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the business as presently conducted, (ii) have not materially malfunctioned or failed in the past three years and (iii) are free from material bugs or other material defects, or Malicious Code.

(p) The Company and each of its Subsidiaries implement reasonable measures (including with respect to technical and physical security), and as applicable, monitor compliance with such measures, to protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby (including Personal Information) from any loss, disclosure, unauthorized use, access, interruption or modification by third Persons, including the implementation of reasonable backup and disaster recovery technology processes.

(q) No material proprietary Software included in the Company Intellectual Property that is distributed externally or is in development and intended to be distributed externally is subject to any obligation or condition under any license that conditions such distribution of such Software on: (i) the disclosure, licensing or distribution of any source code for any portion of such Software; (ii) the granting to licensees of the right to make derivative works or other modifications to such Software; (iii) the licensing under terms that allow such Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law); or (iv) redistribution of such Software at no license fee, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(r) To the Knowledge of the Company, no Person other than the Company or its Subsidiaries (and its and their respective authorized employees and contractors authorized to perform services on its or their behalf) has or has had access or possession of any source code for any proprietary Software included in the Company Intellectual Property.

5.19. HIPAA Compliance.

(a) Since March 31, 2017, the Company and its Subsidiaries have been in compliance in all material respects with HIPAA and all other applicable similar state and foreign Laws related to the privacy and security of health information and medical records. The Company and its Subsidiaries have implemented policies and procedures to ensure compliance with HIPAA (and other applicable similar state and foreign Laws related to health information and medical records) in all material respects.

(b) The Company and its Subsidiaries conduct security risk assessments as required under HIPAA. To the Knowledge of the Company: (i) neither the Company, its Subsidiaries, nor any of its or their subcontractors, has had any unauthorized use or disclosure of Protected Health Information that would constitute a “breach” (as defined in 45 C.F.R. § 164.402) that would require the Company to provide notice under 45 C.F.R. § 164.404; (ii) no Proceeding has been initiated by the U.S. Department of Health and Human Services or any other Governmental Entity (including, for the avoidance of doubt, state or foreign Governmental Entities) relating to actual or alleged non-compliance with HIPAA or any other similar state or foreign Law related to medical records by the Company, its Subsidiaries or any of its or their subcontractors that is either still pending or has resulted in a corrective action plan, including Proceedings seeking a compliance review or any similar inquiry or investigation, except as would not result in, or reasonably be expected to result in, a material obligation to the Company or any of its Subsidiaries; and (iii) the Company has not received written notice from any Governmental Entity that a pending complaint has been filed with the U.S. Department of Health and Human

Services or any other Governmental Entity (including, for the avoidance of doubt, state or foreign Governmental Entities) regarding compliance with HIPAA or any other similar state or foreign Law regarding health information or medical records by the Company or its Subsidiaries.

5.20. FDA Compliance.

(a) The Company and each of its Subsidiaries holds, and is operating in compliance in all material respects with, all Licenses of the U.S. Food and Drug Administration (the “FDA”) and comparable state or foreign Governmental Entities required for the conduct of its respective businesses as currently conducted (collectively, the “FDA Licenses”). To the Knowledge of the Company, neither the FDA nor any comparable state or foreign Governmental Entity has threatened to suspend or revoke any such FDA Licenses, or to change the marketing classification or labeling of any medical devices in any material respect. The development, manufacture, distribution, sale and marketing of the Company’s and its Subsidiaries’ medical devices are in compliance in all material respects with all FDA Licenses. Since March 31, 2017, the Company and each of its Subsidiaries has established and is operating and maintaining its medical devices in compliance with all Device Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since March 31, 2017: (i) neither the Company nor any of its Subsidiaries has received any written notice from the FDA or any comparable state or foreign Governmental Entity alleging that any product or service of the Company or any Company Subsidiary is in violation of any applicable Law, nor received any “warning letters,” “untitled letters” or similar written communications from the FDA or any comparable state or foreign Governmental Entities; and (ii) there have been no recalls requested or, to the Knowledge of the Company, threatened in writing by the FDA or any comparable state or foreign Governmental Entities relating to the products or services of the Company or any of its Subsidiaries.

5.21. Healthcare Laws.

(a) Since March 31, 2017: (i) the Company and its Subsidiaries have been conducting their respective businesses in compliance with applicable Healthcare Laws, except for such non-compliance as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; (ii) to the Knowledge of the Company, there have been no Proceedings related to Healthcare Laws threatened in writing against the Company or any of its Subsidiaries by any Governmental Entity; and (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is a subject of any investigation (A) by or with any Governmental Entity relating to any material electronic health records Certification or (B) otherwise relating in any respect to any Healthcare Laws.

(b) To the Knowledge of the Company, the Company and its Subsidiaries (i) have not received any written notice of denial of payment, recoupment or overpayment, set-off, penalty or fine from any Federal Healthcare Program, or any other third-party payor, since March 31, 2017 as would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (ii) do not have outstanding overpayments or refunds due to Federal Healthcare Programs or any other third-party in excess of $10,000,000 in the aggregate (excluding, for the avoidance of doubt, overpayments or refunds due by the Company’s and its Subsidiaries’ customers that are processed through the Company or any of its Subsidiaries in the Ordinary Course of Business).

(c) Since March 31, 2017, neither the Company nor any of its Subsidiaries (i) has been a party to a corporate integrity agreement or certificate of compliance agreement with the Office of Inspector General of the U.S. Department of Health and Human Services or an agreement with the U.S. Department of Justice or (ii) has any continuing material reporting obligations pursuant to a settlement agreement or other remedial measure related to Healthcare Laws entered into with any Governmental Entity.

(d) Since March 31, 2017, none of the Company or its Subsidiaries or any of their respective current or former Representatives: (i) has been convicted of, charged with or entered into any settlement agreement with any Governmental Entity to avoid conviction of, any violation of any Healthcare Laws, (ii) has been excluded, suspended, debarred, or proposed for debarment from participation, has received a written notice of their exclusion, suspension, or debarment from participation, has been threatened in writing with exclusion, suspension, or debarment from participation or is otherwise ineligible to participate in Federal Healthcare Programs, or (iii) has been convicted of, or entered into any settlement agreement with any Governmental Entity to avoid conviction of, any criminal offense relating to the delivery of any item or service under a Federal Health Care Program or had a civil monetary penalty assessed against them under Section 1128A of the Social Security Act or any regulations promulgated thereunder.

5.22. Insurance. All Insurance Policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers (to the extent applicable), provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, each Insurance Policy is in full force and effect and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, to the extent applicable, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.23. Takeover Statutes. No Takeover Statute is applicable to the Company, the Shares or the transactions contemplated by this Agreement, and no anti-takeover provision in the Company’s Organizational Documents is applicable to the transactions contemplated by this Agreement, and, assuming the accuracy of the Stock Ownership Rep (to the extent applicable), prior to the execution and delivery of this Agreement, the Company Board has taken all action necessary so that the restrictions set forth in Article X of the Company’s Amended and Restated Certificate of Incorporation are and will be inapplicable to the execution and delivery of and the performance under this Agreement and the transactions contemplated by this Agreement and will not restrict, impair or delay the ability of Parent or Merger Sub to vote or otherwise exercise all rights as a stockholder of the Company, including, for the avoidance of doubt, any such actions (if any) necessitated by the entry into, and/or the transactions contemplated by, the Support Agreement. In the Company’s Amended and Restated Certificate of Incorporation, the Company has expressly opted not to be governed by Section 203 of the DGCL.

5.24. Brokers and Finders. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers), has retained any broker, finder or investment bank in connection with the transactions contemplated by this Agreement or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except with respect to Goldman Sachs & Co. LLC, which the Company has retained as its financial advisor in connection with the transactions contemplated by this Agreement. The Company has made available to Parent correct and complete copies of all Contracts pursuant to which Goldman Sachs & Co. LLC or any of its Affiliates is entitled to any fees, rights to indemnification and expenses in connection with any of the transactions contemplated by this Agreement.

5.25. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Agreement and in any instrument or document delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any express or implied representation or warranty regarding the Company or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any other representations or warranties and none of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, other than the express written representations and warranties expressly set forth in this Agreement and in any instrument or document delivered pursuant to this Agreement; provided, however, that notwithstanding the foregoing provisions of this Section 5.25, nothing in this Section 5.25 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud or intentional and willful misrepresentation in connection with, arising out of or related to this Agreement and the transactions contemplated by this Agreement or any instrument or other document delivered pursuant to this Agreement.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in any reports, forms, proxy statements, registration statements and other statements, certifications and documents required to be filed with or furnished to the SEC and available on EDGAR on or after the Applicable Date and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any “risk factors” or “forward-looking statements” sections or in any other sections to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub each hereby represents and warrants to the Company that:

6.1. Organization, Good Standing and Qualification.

(a) Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Parent has made available to the Company correct and complete copies of Merger Sub’s Organizational Documents that are in full force and effect as of the date of this Agreement.

6.2. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 100 shares of common stock of Merger Sub, par value $0.01 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent.

6.3. Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to adoption of this Agreement by Parent (as the sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4. Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NYSE, or (v) under the Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Parent Approvals”), no expirations of waiting periods under applicable Law are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery of and performance under this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming the satisfaction of the obligations contemplated by Section 7.5, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Parent or Merger Sub; (ii) assuming the satisfaction of the obligations contemplated by Section 7.5 and the waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or Merger Sub is subject; or (iii) assuming the waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination, non-renewal or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of Parent or Merger Sub pursuant to, any Contract binding upon Parent or Merger Sub or any License necessary to conduct of the business of Parent or Merger Sub as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 6.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.5. Litigation. There are no Proceedings pending or threatened in writing against Parent or any of its Subsidiaries (including Merger Sub) and neither Parent nor any of its Subsidiaries (including Merger Sub) nor any of their respective properties, assets or businesses is a party to or subject to the provisions of any Order (other than those of general applicability) except, in each case, as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.6. Available Funds. As of the Closing, Parent will have available to it, or will cause Merger Sub to have available to it, funds sufficient to consummate the transactions contemplated by this Agreement.

6.7. Brokers and Finders. Neither Parent nor Merger Sub, nor any of their respective directors or employees (including any officers), has retained any broker, finder or investment bank in connection with the transactions contemplated by this Agreement or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except with respect to BofA Securities, Inc., which Parent has retained as its financial advisor in connection with the transactions contemplated by this Agreement.

6.8. Ownership of Company Stock. Neither Parent nor Merger Sub has “owned” (as defined in subsection 8 of Article X, paragraph C of the Company’s Amended and Restated Certificate of Incorporation as in effect as of the date hereof) greater than 5% of any class of shares of capital stock of the Company at any time during the three-year period prior to the execution and delivery of this Agreement by the Parties, excluding, for the avoidance of doubt, any class of shares of capital stock of the Company that Parent or Merger Sub may be deemed to “own” (as defined in subsection 8 of Article X, paragraph C of the Company’s Amended and Restated Certificate of Incorporation as in effect as of the date hereof) as a result of the Support Agreement (the “Stock Ownership Rep”).

6.9. Certain Arrangements. Except for (a) the Support Agreement, (b) employment matters disclosed by Parent’s counsel to the Company’s counsel prior to the execution of this Agreement and (c) the transactions contemplated by this Agreement, as of the date hereof, there are no Contracts or legally binding undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent, Merger Sub or any of their Affiliates, on the one hand, and any beneficial owner (or Affiliate of a beneficial owner) of more than 1% of the outstanding Shares or any member of the Company’s management or the Company Board, on the other hand, except for any such item entered into in the ordinary course of each such Person’s business and unrelated to the transactions contemplated by this Agreement.

6.10. Certain Information. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt and notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company, any of its Representatives or any other Person (excluding Parent, Merger Sub or any of their Representatives acting on their behalf) for inclusion or incorporation by reference in the Proxy Statement.

6.11. Parent Tax Representation Letter. As of the date of this Agreement, Parent (a) has delivered to Company Tax Counsel the Parent Tax Representation Letter and (b) believes that it will be able to provide the Parent Tax Representation Letter at the Closing.

6.12. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by Parent and Merger Sub in this Agreement and in any instrument or document delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made any express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and each of Parent and Merger Sub expressly disclaims any other representations or warranties and none of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, other than the express written representations and warranties expressly set forth in this Agreement and in any instrument or document delivered pursuant to this Agreement; provided, however, that notwithstanding the foregoing provisions of this Section 6.12, nothing in this Section 6.12 shall limit the Company’s remedies with respect to claims of fraud or intentional and willful misrepresentation in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement or any instrument or other document delivered pursuant to this Agreement.

ARTICLE VII

Covenants

7.1. Interim Operations.

(a) The Company shall, and shall cause each of its Subsidiaries to, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with

Article IX (the “Interim Period”), except (1) as Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (2) as otherwise expressly contemplated or required by this Agreement, (3) as required by applicable Law, (4) as set forth in Section 7.1(a) of the Company Disclosure Letter or (5) for commercially reasonable actions as reasonably required to comply with or implement COVID-19 Measures, conduct its business in the Ordinary Course of Business and use and cause each of its Subsidiaries to use their respective reasonable best efforts to conduct its business in accordance with applicable Law and maintain its and its Subsidiaries’ business and assets and relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, agents and business associates. Without limiting the generality of and in furtherance of the foregoing sentence, during the Interim Period, except (I) as otherwise expressly contemplated or required by this Agreement, (II) as required by applicable Law, (III) as approved in writing by Parent (such approval not to be unreasonably withheld, conditioned or delayed, except that Parent may withhold, condition or delay approval of actions contemplated by Section 7.1(a)(iii) or Section 7.1(a)(iv) in Parent’s sole discretion), (IV) as set forth in Section 7.1(a) of the Company Disclosure Letter or (V) for commercially reasonable actions in deviation of the prohibitions set forth in clauses (xii) (Material Contracts) (other than with respect to the Contracts described in the proviso thereto) or (xvii) (Compensation) below to the extent reasonably required to comply with or implement COVID-19 Measures, the Company shall not and shall cause its Subsidiaries not to:

(i) adopt or publicly propose any change in the Company’s Organizational Documents (other than to correct scrivener’s errors or immaterial or ministerial amendments);

(ii) (A) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among Wholly Owned Subsidiaries, or (B) solely with respect to the Company and its Wholly Owned Subsidiaries, restructure, reorganize, recapitalize or completely or partially liquidate or dissolve (provided, that the Company may effect or cause to be effected the actions referred to in this clause (ii) to the extent they involve only the Company’s Wholly Owned Subsidiaries and are reasonably required to be undertaken to effectuate transactions otherwise permitted under clauses (iii) or (iv) below);

(iii) acquire, directly or indirectly, by merger, consolidation, acquisition of stock or assets or otherwise, any business, Person or assets from any other Person with a fair market value or purchase price in excess of $30,000,000 in any individual transaction or series of related transactions or $75,000,000 in the aggregate, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation (it being understood and agreed that this Section 7.1(a)(iii) shall not alter or limit the applicability of Section 7.6(f) to the Company in any respect);

(iv) transfer, sell, lease to a third Person, divest, abandon, allow to expire, license to a third Person, outsource to a third Person or otherwise dispose of, or grant any Encumbrance (other than any Permitted Encumbrance) upon, any properties or assets (tangible or intangible, including any Intellectual Property Rights), product lines or businesses of the Company or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except (A) other than with respect to Intellectual Property Rights and outsourcing, in connection with services provided in the Ordinary Course of Business, (B) expiration, abandonment or sales of obsolete or unused assets in the Ordinary Course of Business, (C) sales, leases, licenses, outsourcing or other dispositions of assets with a fair market value not in excess of $10,000,000 individually or $25,000,000 in the aggregate, (D) with respect to licenses of Intellectual Property Rights, non-exclusive grants of licenses in the Ordinary Course of Business and (E) the grant of Encumbrances to secure Indebtedness permitted by Section 7.1(a)(ix);

(v) issue, sell, pledge, dispose of, grant, transfer, lease to a third Person, license to a third Person, guarantee, encumber or enter into any Contract or other agreement, understanding or arrangement (whether oral or written) with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock, or any options, warrants or other rights of any kind to acquire any such shares of capital stock or such convertible or exchangeable securities (other than (A) proxies or voting agreements solicited by or on behalf of the Company in order to obtain the Requisite Company Vote and any other votes or consents contemplated by Section 7.4(f) or in connection with any annual meeting of the Company’s stockholders) or (B) issuances (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (2) solely with respect to shares of capital stock of the Company’s Non-Wholly Owned Subsidiaries, in connection with joint ventures, minority investments, venture capital investments or similar transactions permitted by Section 7.1(a)(iii) or Section 7.1(a)(vi), (3) in respect of Company Equity Awards and issuances under the Stock Plans in the Ordinary Course of Business or (4) pursuant to the ESPP in accordance with its terms and subject to Section 4.2(g));

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than (A) to or from the Company and any of its Wholly Owned Subsidiaries or (B) for indemnification or advancements to any directors, officers or other fiduciaries of the Company or any of its Subsidiaries pursuant to any of their respective Organizational Documents or any Contracts with such Persons, in either case in effect as of the date of this Agreement) outside the Ordinary Course of Business in excess of $10,000,000 individually or $40,000,000 in the aggregate;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares), except for cash dividends paid by any Subsidiary to the Company or to any other Subsidiary of the Company;

(viii) solely with respect to the Company and its material Subsidiaries, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (including, for the avoidance of doubt, Shares) (provided, that the Company may effect or cause to be effected the actions referred to in this clause (viii) to the extent they involve only the Company’s Wholly Owned Subsidiaries and are reasonably required to be undertaken to effectuate transactions otherwise permitted under clauses (iii) or (iv) above);

(ix) assume, guarantee, issue or incur any Indebtedness (including the issuance of any debt securities or any warrants or other rights to acquire any debt security) or enter into any hedging agreements, except for (subject, in each case, to Section 7.1(a)(xii)) (A) (1) Indebtedness of the type contemplated by clauses (a) and (b) of the definition thereof in the Ordinary Course of Business up to $75,000,000 and (2) other Indebtedness in the Ordinary Course of Business up to $25,000,000, (B) drawdowns under the Credit Agreement, (C) guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 7.1(a), (D) Indebtedness between the Company and any of its Wholly Owned Subsidiaries or between one Wholly Owned Subsidiary of the Company and another Wholly Owned Subsidiary of the Company, (E) hedging agreements entered into in the Ordinary Course of Business and not for speculative purposes, (F) extensions or renewals of any outstanding Indebtedness in the Ordinary Course of Business or (G) refinancings or replacements of any outstanding Indebtedness on terms that are substantially similar to the terms of such outstanding Indebtedness or are otherwise more favorable to the Company and its Subsidiaries; provided, that any Indebtedness assumed, guaranteed, issued or incurred by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries otherwise becomes liable under this Section 7.1(a)(ix) shall permit prepayment at any time without penalty of any kind;

(x) make or authorize any payment of, or accrual or commitment for, capital expenditures, except in the Ordinary Course of Business;

(xi) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, other than Contracts entered into in the Ordinary Course of Business;

(xii) other than in the Ordinary Course of Business, (A) terminate or fail to renew any Material Contract (other than expirations of any such Contract in accordance with its terms), (B) amend, modify, supplement or waive, or assign, convey, Encumber or otherwise transfer in whole or in part, rights or interests pursuant to or in, any Material Contract (other than assignments between or among the Company or any of its Wholly-Owned Subsidiaries that would not be adverse to Parent), or (C) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement; provided, however, that in no event may the Company take any of the foregoing actions with respect to (1) the Specified Tax Agreements and any Tax “hold harmless,” sharing, allocation or indemnification agreement or arrangement (other than, in each case, (x) such agreements or arrangements solely between or among the Company and any of its Wholly Owned Subsidiaries, (y) such agreements or arrangements contained in commercial contracts entered into, amended or terminated in the Ordinary Course of Business the principal subject of which is not Taxes and (z) customary Tax indemnification or Tax benefit provisions contained in merger agreements, stock purchase agreements, asset purchase agreements or other business combination agreements entered into in accordance with Section 7.1(a)), (2) the Credit Agreement, the Senior Notes Indenture (including, for the avoidance of doubt, by entering into a supplemental indenture pursuant thereto), the Senior Amortizing Notes Indenture (including, for the avoidance of doubt, by entering into a supplemental indenture pursuant thereto) and the Purchase Contract Agreement (in each case, except in connection with extensions or renewals permitted under Section 7.1(a)(ix)(F) or refinancings or replacements permitted under Section 7.1(a)(ix)(G)) (provided, that, notwithstanding anything to the contrary herein, in no event may the Company or any of its Subsidiaries amend, modify or supplement the Credit Agreement such that the borrowing capacity thereunder is increased beyond such capacity as of the date hereof), (3) any Contract described in clause (iv) or (xv) of the definition of a “Material Contract”, or (4) the Contract set forth in Section 7.1(a)(xii) of the Company Disclosure Letter; provided, further, that this Section 7.1(a)(xii) shall not be construed to permit any action that would otherwise require the consent of Parent pursuant to any other provision of Section 7.1(a);

(xiii) cancel, modify or waive any debts or claims held by or owed to the Company or any of its Subsidiaries having in each case a value in excess of $5,000,000 individually or $20,000,000 in the aggregate;

(xiv) other than with respect to Transaction Litigation, any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL or any Tax claim, audit, assessment or dispute, which shall be governed by Sections 7.15, 4.3(f) and 7.1(a)(xvi), respectively, settle or compromise any Proceeding for an amount in excess of $20,000,000 individually or $40,000,000 in the aggregate during any calendar year, or which would reasonably be expected to (A) prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, (B) impose any material restriction on the operations of the Company or its material Subsidiaries or (C) involve any criminal liability or any admission of material fault by the Company or any of its Subsidiaries;

(xv) make any changes with respect to accounting policies, procedures, methods, principals or practices, except as required by changes in GAAP or applicable Law;

(xvi) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to material Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax or take any action which would be reasonably expected to (A) affect the Intended Tax-Free Treatment, or (B) render any part of the Tax Opinion (or any Tax Representation Letter issued by the Company or Parent in connection with the Tax Opinion) inaccurate or untrue in other than de minimis respects;

(xvii) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans to any Company Employee (other than routine travel or other business advances issued in the Ordinary Course of Business), (G) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $300,000 or (H) terminate the employment or service of any Company Employee with an annual salary or wage rate or consulting fees in excess of $300,000 other than for cause;

(xviii) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization;

(xix) enter into any new line of business, other than new lines of business that are natural evolutions of, extensions to, or expansions of, the businesses of the Company and its Subsidiaries conducted as of the date hereof, in each case, that would not require the Company or its Subsidiaries to make expenditures or incur liabilities greater than $15,000,000, individually, or $75,000,000, in the aggregate, in connection with any such new line of business); provided, further, that any such evolution, extension or expansion would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement;

(xx) amend or modify the engagement letter of the Company’s financial advisor (or grant any discretionary fee or any comparable additional fee thereunder) in a manner that increases the fee or commission payable by the Company or any of its Subsidiaries;

(xxi) other than in the Ordinary Course of Business, take any action which would reasonably be expected to result in any material increase in the amount of Tax Benefit Payments to be paid or expected to be paid under any Tax Receivable Agreement for any taxable year ending prior to or including the Closing Date compared to the amount of Tax Benefit Payments for such Tax Receivable Agreement that is reflected for such taxable year in the financial statements included in the Company Reports filed on June 4, 2020; or

(xxii) in a legally binding manner, agree or commit to do any of the foregoing.

(b) During the Interim Period, prior to the Company or any of its Subsidiaries taking any actions due to COVID-19 Measures in accordance with this Agreement, which actions would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or constitute material deviations (measured with respect to the Company and its Subsidiaries, taken as a whole) from the Ordinary Course of Business, the Company shall, to the extent reasonably practicable, provide advance notice to, and reasonably consult in good faith with, Parent with respect thereto.

(c) Without the prior consent of Parent, during the Interim Period the Company shall not, and shall cause its Subsidiaries not to, avail itself of any government grants, Tax holidays, loans or other Tax benefits or relief related to COVID-19, including a loan under the paycheck protection program or relief pursuant to Sections 2301 or 2302 of the CARES Act or any similar applicable federal, state or local Law, except that the Company and its Subsidiaries may avail themselves of such government grants, Tax holidays, loans or other Tax benefits or relief as they have already availed themselves of prior to the date of this Agreement and are set forth in Section 5.16(q) of the Company Disclosure Letter (and any continuation thereof).

(d) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time.

7.2. Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. From and after the date of this Agreement, except as expressly permitted by this Section 7.2, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ officers, directors, employees, financial advisors, investment bankers and legal counsel not to, and shall use its reasonable best efforts to cause, and shall direct, its and its Subsidiaries other Representatives not to, directly or indirectly:

(i) initiate, solicit, propose or knowingly encourage or otherwise knowingly facilitate any inquiry or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii) provide any information or data concerning the Company or its Subsidiaries or access to the Company’s or its Subsidiaries’ properties, books and records to any Person or group (as defined under Section 13 of the Exchange Act) in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or

(v) agree or commit, in each case in a legally binding manner, to do any of the foregoing.

(b) Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in Section 7.2(a), but subject to the provisions of Section 7.2(c), prior to the time the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal that did not result from a material breach of the obligations set forth in this Section 7.2, the Company may:

(i) provide information concerning the Company and its Subsidiaries in response to a request to the Person or group (as defined under Section 13 of the Exchange Act) who made such an Acquisition Proposal and the respective Representatives and financing sources thereof; provided that such information has previously been made available to Parent, or is made available to Parent prior to or concurrently with the time such information is made available to such Person or group, and prior to providing any such information or data, the Company and the Person or group (as defined under Section 13 of the Exchange Act) making such Acquisition Proposal shall have entered into a legally binding confidentiality agreement (A) with terms not less restrictive in any material respect to such Person or group (as defined under Section 13 of the Exchange Act) than the comparable terms in the Confidentiality Agreement are on Parent and (B) that treats any financing sources of such Person or group (as defined under Section 13 of the Exchange Act) as “representatives” of such Person or group (as defined under Section 13 of the Exchange Act) thereunder, subject to the same confidentiality limitations as such Person or group (as defined under Section 13 of the Exchange Act) (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal, but shall not include any restrictions that would reasonably be expected to restrain the Company from satisfying its obligations contemplated by Section 7.2(c)) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); provided, however, that if the Person or group (as defined under Section 13 of the Exchange Act) making such Acquisition Proposal is a competitor of the Company (as determined by the Company in its reasonable discretion), the Company shall not provide any competitively sensitive information to such Person in connection with any actions permitted by this Section 7.2(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or group (as defined under Section 13 of the Exchange Act) and the respective Representatives and financing sources thereof regarding such Acquisition Proposal, if, and only if, prior to taking any action described in clause (i) or clause (ii) of this Section 7.2(b), the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement, that (A) such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice of Acquisition Proposals. Notwithstanding any contractual obligations that the Company or any of its Affiliates may have to any third party, the Company shall promptly (but, in any event, within 24 hours) give notice to Parent if, after the date hereof, (i) any written inquiries, proposals or offers with respect to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal are received by the Company or any of its Subsidiaries or any of its or their officers, directors, employees, financial advisors, investment bankers and legal counsel or, to the Company’s Knowledge, any of its or their respective other Representatives, (ii) any information concerning the Company or its Subsidiaries or access to the Company’s or its Subsidiaries’ properties, books and records in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal is requested in writing by any Person or group (as defined under Section 13 of the Exchange Act) that, to the Knowledge of the Company, is reasonably likely to make or is considering making an Acquisition Proposal, or (iii) the Company Board makes a determination to begin providing information to or to begin engaging in discussions or negotiations with any Person or group (as defined under Section 13 of the Exchange Act) regarding any Acquisition Proposal, setting forth in such notice the name of the applicable Person or group (as defined under Section 13 of the Exchange Act), a description of the material terms and conditions of any such Acquisition Proposal or inquiry, proposal or offer and the scope of such request (including, if applicable, correct and complete copies of any such Acquisition Proposals, Permitted Confidentiality Agreements, inquiries, proposals or offers, in each case to the extent then available), and thereafter shall keep Parent reasonably informed, on a reasonably current basis (and, in any event, within 24 hours after any material changes), of the status and material terms and conditions of any such Acquisition Proposals, inquiries, proposals or offers or requests (including any material amendments or modifications thereto) and the status of any such discussions or negotiations. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 7.2(c).

(d) No Change of Recommendation or Alternative Acquisition Agreement; Exceptions.

(i) Except as permitted by Section 7.2(d)(iii) and taking into account Section 7.2(e), the Company Board shall not:

(A) fail to include the Company Recommendation in the Proxy Statement;

(B) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(C) with respect to an Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, take any action or make any recommendation or public statement in connection therewith other than an unequivocal recommendation against such offer;

(D) following the public disclosure of an Acquisition Proposal, fail to publicly reaffirm the Company Recommendation as promptly as reasonably practicable (but in any event within three Business Days) after receipt of any written request to do so from Parent; provided, that if the end of such three Business Day window would occur on or after the date of the Company Stockholders

Meeting, then the Company shall instead be required to publicly reaffirm the Company Recommendation no later than one Business Day prior to the Company Stockholders Meeting;

(E) publicly approve or publicly recommend, or publicly declare advisable, any Acquisition Proposal or other proposal that would reasonably be expected to lead to an Acquisition Proposal or publicly approve or publicly recommend, or publicly declare advisable or publicly propose to enter into, any Alternative Acquisition Agreement; or

(F) agree or commit, in each case in a legally binding manner, to do any of the foregoing (together with any of the actions set forth in the foregoing clauses (A), (B), (C), (D) and (E), a “Change of Recommendation”).

(ii) Except as expressly permitted by Section 7.2(d)(iii), the Company Board shall not cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement or agree or commit, in each case in a legally binding manner, to do so.

(iii) Notwithstanding anything to the contrary set forth in this Section 7.2(d), prior to the time the Requisite Company Vote is obtained, the Company Board may (1) effect a Change of Recommendation or (2) cause the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and terminate this Agreement pursuant to Section 9.3(b) (any action described in clause (1) or (2) being a “Fundamental Action”) if (A) an unsolicited, bona fide written Acquisition Proposal that did not result from a material breach of the obligations set forth in this Section 7.2 is received by the Company or an Intervening Event has occurred, and (B) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, based on the information then available, that (w) in the case of an Acquisition Proposal, such Acquisition Proposal constitutes a Superior Proposal and (x) a failure to effect a Fundamental Action in response to such Acquisition Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that no such Fundamental Actions may be taken unless and until: (I) the Company has given Parent written notice at least four Business Days in advance (such notice period, the “Notice Period” and such notice, the “Notice”), which Notice shall set forth in writing that the Company Board intends to consider whether to take such Fundamental Action and a reasonably detailed description of the basis therefor, and shall also include, in the case of a Fundamental Action to enter into an Alternative Acquisition Agreement, the then-current draft of such agreement, and, in the case of an Intervening Event, a reasonably detailed description of such Intervening Event (provided, that such Notice shall not, by itself, constitute a Change of Recommendation); (II) during the Notice Period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent to revise this Agreement so that the condition set forth in clause (B) of this Section 7.2(d)(iii) would not be satisfied; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement proposed by Parent in writing and any other information offered by Parent in response to such Notice prior to the end of the Notice Period, and shall have thereafter determined in good faith, after consultation with outside legal counsel and its financial advisor, based on the information then available, that (y) in the case of an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal and (z) a failure to effect a Fundamental Action would continue to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that any amendment or modification to the economic or other material terms of any such Acquisition Proposal (if applicable) shall require a new Notice and a new Notice Period (which, subsequent to the initial Notice Period, shall be reduced to two Business Days rather than four Business Days)).

(e) Certain Permitted Disclosure. Nothing set forth in this Section 7.2 shall prohibit the Company from (i) disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, and, in each such case, such disclosures and communications shall not constitute a Change of Recommendation; provided, that this Section 7.2(e) shall not be deemed to permit the Company Board to make a Change of Recommendation except to the extent permitted by Section 7.2(d)(iii).

(f) Existing Discussions. The Company (i) acknowledges and agrees that, as of the date of this Agreement, it has ceased and caused to be terminated any activities, solicitations, discussions and negotiations with any Person conducted prior to the date of this Agreement with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (ii) shall promptly (but in any event within 24 hours after the execution and delivery of this Agreement): (A) deliver a written notice to each such Person providing that the Company (1) is ending all activities, discussions and negotiations with such Person with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (2) is requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries; and (B) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g) Standstill Provisions. From the date of this Agreement and until the Effective Time, the Company shall not terminate, amend or otherwise modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party with respect to any Acquisition Proposal or any class of equity securities of the Company or its Subsidiaries; provided that the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such agreement if the Company Board determines in good faith, after consultation with its outside legal counsel, based on the information then available, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

7.3. Proxy Statement; Efforts and Other Regulatory Matters.

(a) The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement (and shall use reasonable best efforts to do so within 30 days after the date of this Agreement), a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement and any amendments or supplements thereto, including the definitive proxy statement, the “Proxy Statement”). Except under the circumstances expressly permitted by Section 7.2, the Proxy Statement shall include the Company Recommendation.

(b) The Company shall use reasonable best efforts to ensure that the Proxy Statement complies as to form and substance with the provisions of the Exchange Act and that none of the information supplied by it or any of its Subsidiaries or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement, at the date of mailing to stockholders of the Company, at the time of the Company Stockholders Meeting or at the time of filing with the SEC (as applicable), contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (i) the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement and (ii) Parent and Merger Sub assume no responsibility with respect to any information not supplied in writing by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

(c) If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Subsidiaries or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification the Company shall, as and to the extent required by applicable Law, as promptly as reasonably practicable (A) prepare an amendment or supplement to the Proxy Statement and (B) thereafter, cause the Proxy Statement as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(d) The Company shall (A) provide Parent, its outside legal counsel and its other Representatives with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents and communications related to the Company Stockholders Meeting (other than any filings, documents or communications related to a Change of Recommendation) prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Entity and dissemination of such documents or communications to the Company’s stockholders, (B) include in the Proxy Statement and such other documents and communications related to the Company Stockholders Meeting all comments reasonably proposed by Parent, its outside legal counsel and its other Representatives, and (C) to the extent reasonably practicable, permit Parent and its outside legal counsel to participate in all communications with the SEC (including all meetings and telephone conferences) relating to the Proxy Statement.

(e) Without limiting the generality of the provisions of Section 7.7, the Company shall (i) as promptly as reasonably practicable following receipt thereof, notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information and (ii) as promptly as reasonably practicable following receipt thereof, provide Parent, if applicable, copies of all correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement (or where no such copies are available, a reasonably detailed written description thereof). The Company shall, subject to the requirements of Section 7.3(d), (A) use its reasonable best efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and any requests by the SEC for any amendment or supplement to the Proxy Statement or for additional information, and (B) cause the definitive Proxy Statement to be mailed as promptly as reasonably practicable after the date the SEC staff confirms that the SEC does not intend to review the preliminary Proxy Statement or advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

7.4. Company Stockholders Meeting.

(a) The Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to (i) duly convene and hold the Company Stockholders Meeting as promptly as reasonably practicable after the Proxy Statement is in final form (taking into account a reasonable period of time for the solicitation of the proxies) and (ii) cause a vote upon the adoption of this Agreement to be taken thereat.

(b) The Company Stockholders Meeting shall not be postponed, recessed or adjourned by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may postpone, recess or adjourn the Company Stockholders Meeting (i) to the extent, in the good faith judgment of the Company Board (after consultation with the Company’s outside legal counsel), required by applicable Law or necessary to ensure that any required supplement or amendment to the Proxy Statement is delivered to the stockholders of the Company for the amount of time required by applicable Law in advance of the Company Stockholders Meeting, (ii) if the Company reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (iii) to solicit additional proxies to obtain the Requisite Company Vote, so long as in each case that the Company exercises its right under this Section 7.4(b) to postpone, recess or adjourn the Company Stockholders Meeting, the Company shall have reasonably consulted with Parent in advance with respect to such determination and provided prior written notice to Parent; provided further, that in no event shall the Company Stockholders Meeting be postponed, recessed or adjourned pursuant to clauses (ii) and (iii), taken together, more than ten Business Days in connection with any one postponement, recess or adjournment or more than an aggregate of thirty days from the originally scheduled meeting date.

(c) The Company shall use reasonable best efforts to take all lawful action to obtain the Requisite Company Vote, including the solicitation of proxies therefor. The Company agrees that, unless this Agreement is terminated and the transactions contemplated by this Agreement are abandoned pursuant to and in accordance with Article IX, its obligations to hold the Company Stockholders Meeting pursuant to this Section 7.4 shall not be affected in any manner, including in connection with (i) the making of a Change of Recommendation or (ii) the commencement of or announcement or disclosure of or communication to the Company of any Acquisition Proposal or any event constituting or that could constitute an Intervening Event, and the Company shall continue to use reasonable best efforts to take all lawful action to obtain the Requisite Company Vote, including the solicitation of proxies therefor.

(d) Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change or establish a different record date for the Company Stockholders Meeting unless (i) required by applicable Law, (ii) reasonably necessary as a result of any postponement, recess or adjournment of the Company Stockholders Meeting effected pursuant to Section 7.4(b) or (iii) the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) is obtained.

(e) The Company agrees (i) to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a reasonably timely basis (including, if requested, promptly providing voting reports on a reasonably frequent basis) and (ii) to give written notice to Parent one day prior to the Company Stockholders Meeting, indicating whether as of such date, sufficient proxies representing the Requisite Company Vote have been obtained.

(f) Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than related procedural matters or any non-binding advisory vote required under applicable Law) that the Company may propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.

7.5. Approval of Sole Stockholder of Merger Sub. As promptly as practicable following the execution and delivery of this Agreement, Merger Sub’s sole stockholder shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent adopting this Agreement.

7.6. Antitrust Matters.

(a) General. In addition to and without limiting the rights and obligations set forth in Sections 7.1, 7.3, 7.7 and 7.8, but subject to the other terms and conditions of this Section 7.6, each of the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) its respective reasonable best efforts to take or cause to be taken all actions necessary or advisable with respect to all Antitrust Laws to consummate the transactions contemplated by this Agreement, including preparing and delivering or submitting documentation to (A) effect the expirations of all waiting periods under applicable Antitrust Law and (B) make with and obtain from, as applicable, any Governmental Antitrust Entity, all filings, notices, reports, consents, registrations, approvals, non-objections, permits and authorizations, in each case, necessary or advisable under Antitrust Law in order to consummate the transactions contemplated by this Agreement.

(b) Regulatory Efforts. Without limiting the generality of, and in furtherance of the provisions of Section 7.6(a) but subject to the limitations set forth in Section 7.6(c) and the cooperation and coordination contemplated by Section 7.6(e), each of the Company and Parent agrees to take or cause to be taken the following actions (as applicable):

(i) the preparation and filing, with respect to the transactions contemplated by this Agreement, of an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable after the date of this Agreement (and in any event within ten Business Days after the date of this Agreement); provided, that Parent may withdraw and promptly thereafter refile its Notification and Report Form pursuant to the HSR Act in accordance with 16 C.F.R. § 803.12 and any other applicable Law if deemed advisable by Parent’s outside legal counsel (in consultation with the Company’s outside legal counsel);

(ii) the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (each, a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(iii) the prompt use of its reasonable best efforts to comply with Section 7.6(b)(iii) of the Company Disclosure Letter;

(iv) the prompt use of its reasonable best efforts to defend through litigation on the merits any claim asserted in any court, agency or other Proceeding by any Governmental Antitrust Entity (or any other Person making a claim under any Antitrust Law) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement (subject in all cases to the limitations set forth in Section 7.6(c));

(v) the prompt use of its reasonable best efforts to take all necessary or reasonably proper or advisable steps to vacate, modify, reverse, suspend, prevent, eliminate or remove any temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued in any Proceeding or inquiry of any kind that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the transactions contemplated by this Agreement (subject in all cases to the limitations set forth in Section 7.6(c));

(vi) the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company, Parent or any of their respective Subsidiaries, and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Entity giving effect thereto, which Parent may present to the applicable Governmental Antitrust Entity in one or more proposals over time but not later than October 5, 2021 (subject in all cases to the limitations set forth in Section 7.6(c)), if such action would be necessary or reasonably proper or advisable so as to permit the consummation of the transactions contemplated by this Agreement prior to the Outside Date; and

(vii) the proffer and agreement by Parent of its willingness to effect any other obligation, restriction, requirement, limitation, qualification, condition, remedy or other action with respect to the business and operations of the Company, Parent or any of their respective Subsidiaries, and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Entity giving effect thereto, which Parent may present to the applicable Governmental Antitrust Entity in one or more proposals over time but not later than October 5, 2021 (subject in all cases to the limitations set forth in Section 7.6(c)), if such action would be necessary or reasonably proper or advisable so as to permit the consummation of the transactions contemplated by this Agreement prior to the Outside Date.

(c) Limitations on Regulatory Efforts. Notwithstanding anything to the contrary set forth in this Agreement (including Section 7.6(b)):

(i) in no event shall (1) any Party or any of its Subsidiaries be required to agree to any term, condition, obligation, liability, requirement, limitation, qualification, remedy, commitment, sanction or other action imposed, required or requested by a Governmental Antitrust Entity in connection with effecting (y) the expiration of any waiting period under applicable Antitrust Law or (z) a Governmental Antitrust Entity’s grant of any consent, registration, approval, non-objection, permit or authorization, in each case necessary or advisable in order to consummate the transactions contemplated by this Agreement that is not conditioned upon the consummation of the transactions contemplated by this Agreement or (2) the Company or any of its Subsidiaries agree with a Governmental Antitrust Entity to any term, condition, obligation, liability, requirement, limitation, qualification, remedy, commitment, sanction or other action in connection with the expiration of any such waiting period or obtaining of any such consent, registration, approval, non-objection, permit or authorization without the prior written consent of Parent (which consent may be withheld in Parent’s sole discretion); and

(ii) the Parties hereby acknowledge and agree that neither this Section 7.6 nor the “reasonable best efforts” standard in this Section 7.6 nor any other provision set forth in this Agreement shall require, or be construed to require, Parent or any of its Subsidiaries, in order to effect the expiration of any waiting periods under applicable Antitrust Law or the obtaining from any Governmental Antitrust Entity of any consent, registration, approval, non-objection, permit or authorization to consummate the transactions contemplated by this Agreement, to agree to any Burdensome Condition; provided that Parent can compel the Company to (and to cause the Company’s Subsidiaries to) agree to any such Burdensome Condition so long as the effectiveness of Burdensome Condition is conditioned upon the consummation of the transactions contemplated by this Agreement.

(d) Divestitures. The Company shall agree, if reasonably requested by Parent so as to permit (or as identified by the Parties as reasonably likely to be necessary to permit) the expiration or termination of the applicable waiting periods under the HSR Act or the receipt of any other consent under any other applicable Antitrust Law, in each case as soon as practicable after the date of this Agreement (but in any event not later than the Outside Date unless otherwise directed by Parent), to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any assets, operations, rights, product lines, licenses, businesses or interests therein of the Company and its Subsidiaries, and take such action or actions that would in the aggregate have a similar effect; provided, however, that any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions (each, a “Potential Sale Transaction”) is conditioned on the occurrence of, and shall become effective only from and after, the Closing. Without limiting the foregoing, to the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent to facilitate a Potential Sale Transaction and, in furtherance thereof, to the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries, to (a) enter into confidentiality agreements containing customary terms with any Persons who Parent identifies to the Company as potential purchasers in a Potential Sale Transaction (such potential purchasers to be referred to as “Potential Purchasers”); (b) permit Potential Purchasers to conduct (and cooperate with such Potential Purchasers’) reasonable documentary and other investigations with respect to such Potential Sale Transaction (provided, that any such Potential Purchaser executes and delivers to the Company a confidentiality agreement and, to the extent deemed advisable by Parent’s outside legal counsel, a clean team agreement, in each case containing customary terms); (c) comply with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a Potential Sale Transaction; and (d) deliver such notices, make such filings and execute such contracts relating to a Potential Sale Transaction as reasonably requested by Parent and at Parent’s expense.

(e) Cooperation. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.3, Parent and the Company shall jointly direct all matters (including with respect to process, strategy and communications) with any Governmental Antitrust Entity consistent with its obligations hereunder; provided that in the event of any conflict or disagreement between Parent and the Company with respect to strategy regarding any matter with a Governmental Antitrust Entity, Parent shall have the right to direct the matter that is the cause of any such conflict or disagreement, acting reasonably and in good faith. Parent and the Company shall each have the right to review in advance and, to the extent practicable, each shall consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Parent or the Company, as the case may be, any of their respective Subsidiaries and any of its or their respective Representatives, that appears in any filing made with, or written materials delivered or submitted to, any Governmental Antitrust Entity in connection with the transactions contemplated by this Agreement. Neither the Company nor Parent shall, nor shall either permit any of their respective Subsidiaries or any of its or their respective Representatives to, participate in any substantive meetings, calls, presentations and other communications with any Governmental Antitrust Entity in respect of any documentation to effect the expiration of any waiting periods under applicable Antitrust Laws or make with or obtain from any Governmental Antitrust Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement unless it consults with the other in advance and, to the extent permitted by such Governmental Antitrust Entity, gives the other the opportunity to attend and participate thereat.

(f) Other Transactions. Notwithstanding anything to the contrary set forth in this Agreement and not in limitation of any other obligations set forth herein (including as set forth with respect to the Company and its Subsidiaries in Section 7.1(a)), each of Parent and the Company shall, and shall cause each of its Subsidiaries to, from and after the date of this Agreement until the Effective Time (unless the other Party shall otherwise approve in writing), not acquire, directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, Person or assets from any other Person if such transaction would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent from any Governmental Antitrust Entity required in connection with the transactions contemplated by this Agreement, (ii) materially increase the risk of any Governmental Antitrust Entity enacting, issuing, promulgating, enforcing or entering any Order (whether temporary, preliminary or permanent) that makes unlawful or materially delays the consummation of the transactions contemplated by this Agreement or (iii) materially increase the risk of the Parties not being able to remove any such Law described in the preceding clause (ii).

7.7. Status and Notifications. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.3(e), the Company and Parent each shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including as promptly as practicable notifying the other of any notices or communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party, including any Governmental Entity, with respect to such transactions and as promptly as practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed description thereof).

7.8. General Regulatory Efforts; Third-Party Consents. Separate and apart from the obligations set forth in Section 7.3 and Section 7.6, each Party shall use its, and shall cause its Subsidiaries to use their, reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary or advisable on its part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement (and, in any event, no later than the Outside Date), including (a) preparing and delivering or submitting documentation to make with and obtain from, as applicable, any Governmental Entity, all filings, notices, reports, consents, registrations, approvals, non-objections, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the Company Approvals and the Parent Approvals, as promptly as reasonably practicable after the date of this Agreement (and, in any event, no later than the Outside Date) and (b) giving, obtaining or effecting (as the case may be) as promptly as practicable following the date of this Agreement all notices, acknowledgments, waivers, consents, amendments, supplements or other modifications required under any Contract to which the Company or any of its Subsidiaries is a party to or bound (the “Third-Party Consents”) and that are necessary or advisable to be given, obtained or effected in order to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement (and, in any event, no later than the Outside Date), and in connection with the obligations in this clause (b), neither the Company nor any of its Subsidiaries shall (i) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (ii) amend, supplement or otherwise modify any such Contract or (iii) agree or commit to do any of the foregoing, in each case for the purposes of giving, obtaining or effecting any Third-Party Consents without the prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Separate and apart from the obligations set forth in Section 7.3 and Section 7.6, neither the Company nor Parent shall, nor shall either permit any of their respective Subsidiaries or any of its or their respective Representatives to, participate in any substantive meetings, calls, presentations and other communications with any Governmental Entity in respect of any documentation to effect the expiration of any waiting periods under applicable Laws or make with or obtain from any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat. For the avoidance of doubt, this Section 7.8 shall not apply to any matters related to Antitrust Law, which shall be governed by Section 7.6.

7.9. Information and Access.

(a) The Company and Parent each shall (and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself, its Representatives and such other matters as may be necessary or advisable (i) in connection with the Proxy Statement, (ii) to effect the expiration of all waiting periods under applicable Antitrust Laws and (iii) in connection with all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of Parent, the Company or any of their respective Subsidiaries to or from any third party, including any Governmental Entity, in each case necessary or advisable in connection with the transactions contemplated by this Agreement and, with respect to the information supplied by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion in or incorporation by reference into the Proxy Statement, Parent acknowledges and agrees that such information will be correct and complete in all material respects at the time so supplied.

(b) In addition to and without limiting the rights and obligations set forth in Section 7.9(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access during the Interim Period, to the Company Employees and the Company’s agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by or on behalf of Parent; provided, however, that neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the reasonable judgment of the Company, taking into account the advice of the Company’s outside legal counsel, result in (A) a violation of applicable Law, including COVID-19 Measures (provided, that the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided in a manner without violating such COVID-19 Measures or other applicable Law), (B) the breach of any contractual confidentiality obligations in any Contract with a third party entered into prior to the date of this Agreement or following the date of this Agreement in compliance with Section 7.1 or Section 7.2 (as applicable), (C) waiving the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings or (D) competitive harm to the Company or any of its Subsidiaries.

(c) No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 7.9 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Sections 7.3 or 7.7, this Section 7.9 or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Law relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

(d) Following the date hereof, the Company shall use its reasonable best efforts to move documents from any “clean rooms” established in connection with the virtual data rooms hosted by or on behalf of the Company to the unrestricted areas of such virtual data rooms, in a manner consistent with its process for moving such documents from clean rooms to unrestricted areas prior to the execution of this Agreement and in accordance with the Clean Team Agreement; provided, that (i) the Company shall not be required to move any such documents if doing so would, in the Company’s reasonable judgment and consultation with outside legal counsel, violate Antitrust Law and (ii) the Company shall be permitted to redact competitively sensitive information from such documents in accordance with the Clean Team Agreement.

7.10. Publicity. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release. Thereafter, the Parties shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the transactions contemplated by this Agreement and shall not issue any such press release or otherwise make such public statements, disclosures or communications prior to such consultation, except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service, the NYSE or NASDAQ, or (b) with respect to the Company’s disclosures or communications with any Governmental Entity regarding the Proxy Statement or any Company Approvals contemplated by Section 7.3, which shall be governed by the provisions of Section 7.3. In addition to the exceptions set forth in clauses (a) and (b) above, each Party (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are consistent in tone and substance with previous public statements, disclosures or communications made by it in compliance with this Section 7.10 (or jointly made by the Company and Parent, if applicable) or to the extent that they have been reviewed and previously approved by the other Parties. Notwithstanding the foregoing, (i) this Section 7.10 shall not apply to or in any way restrict public communications to the extent they do not address this Agreement or the transactions contemplated hereby (including Company Reports, regular earnings releases and similar communications) and (ii) the Company shall not be required to consult with or obtain any approval from Parent with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal or a Change of Recommendation made in accordance with this Agreement, subject in all respects to Section 7.2, and Parent shall not be required to consult with or obtain any approval from the Company with respect to its responses thereto; provided, that, notwithstanding the foregoing clause (i) above, and subject to the exceptions set forth in the preceding clause (a), the Company shall provide Parent with drafts and reasonable advance notice of any earnings release, Form 10-Q and Form 10-K and any disclosure or communication of any material development or material matter that is materially adverse to the Company (in the Company’s reasonable discretion), in each case, to the extent reasonably practicable prior to public disclosure thereof.

7.11. Employee Benefits.

(a) Parent agrees that the Continuing Employees shall, during the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time (the “Continuation Period”), be provided with (i) base salary or base wage and target annual cash bonus opportunities that are, in each case, no less favorable than those provided to each such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits, including pension and welfare benefits (but excluding equity and long-term incentive compensation and any retention or transaction bonus payments) that are no less favorable in the aggregate to those provided to the Continuing Employees immediately prior to the Effective Time or, in Parent’s discretion, are substantially comparable to those made available to similarly situated employees of Parent and its Subsidiaries.

(b) Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any welfare plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Continuing Employee is first eligible to enroll in a Parent plan providing welfare benefits towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time for which payment has been made in respect of such Continuing Employee and their eligible dependents to the same extent such credit was given under the analogous Company Benefit Plan during the calendar year in which the Continuing Employee first becomes eligible to enroll in such Parent plan and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. For the avoidance of doubt, such service shall not be recognized for purposes of eligibility for retirement vesting under equity plans of Parent.

(c) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the Company Benefit Plans to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) cause the Company 401(k) Plan to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such plan has been terminated not later than the Effective Time. All resolutions adopted or executed in connection with the termination of the Company 401(k) Plan shall be subject to Parent’s reasonable prior review and comment, and the Company shall consider any such comments in good faith.

(d) If requested by Parent in writing delivered to the Company not less than 10 Business Days prior to the Effective Time (with such request to be made only in the event Parent does not request that the Company 401(k) Plan be terminated pursuant to Section 7.11(c)), the Company Board shall take any actions (including, if applicable, adopting resolutions) as is reasonably necessary to delegate plan administration authority for any Company Benefit Plans that are qualified or non-qualified retirement plans to Parent’s Employee Benefits Plans Administrative Committee and to delegate investment authority for such plans to Parent’s Employee Benefit Plans Investment Committee, with such delegation to be effective as of the Effective Time and contingent upon the occurrence of the Effective Time. To the extent such delegation of authority described in the preceding sentence is requested by Parent, the Company shall provide Parent with evidence of such delegation not later than the Effective Time. All resolutions adopted or executed in connection with the delegation described herein shall be subject to Parent’s reasonable prior review and comment.

(e) Prior to making any written communications intended for broad based distribution to any Company Employee pertaining to compensation or benefits matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication and the Company shall consider any such comments in good faith.

(f) Without limiting the generality of Section 7.11(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to, assume and honor the Company’s and its Subsidiaries’ employment, severance, retention, cash incentive compensation and termination plans, policies, programs, agreements and arrangements in effect as of immediately prior to the Effective Time, in each case, in accordance with their terms as in effect immediately prior to the Effective Time (including those terms with respect to a “qualifying termination” in the Company’s then-applicable annual incentive bonus plan); provided, however, that, notwithstanding the foregoing, to the extent elected by the Company prior to the Closing Date, Parent shall provide Continuing Employees with severance payments and benefits under the general severance plans, policies or programs of Parent during the Continuation Period.

(g) The Company shall be permitted to determine in good faith the amounts payable under its annual cash incentive program for the fiscal year in which the Closing Date occurs based on actual performance through the Closing Date, and Parent shall cause such amounts to be paid to the Continuing Employees on the earliest of (i) the date the Company has historically paid such amounts in the Ordinary Course of Business; (ii) the date Parent pays annual cash bonuses in the Ordinary Course of Business; and (iii) the date on which the applicable Continuing Employee is otherwise entitled to receive payment under the applicable annual cash incentive program; provided that the aggregate amount of such bonus payments shall not exceed the amount accrued by the Company for accounting purposes through the Closing Date. For the balance of the calendar year in which the Closing Date occurs, Continuing Employees shall participate in an annual cash incentive program sponsored by

Parent, and such bonuses will be paid to the Continuing Employees in accordance with the terms of Parent’s program on the date Parent pays annual cash bonuses in the Ordinary Course of Business, pro-rated to reflect the portion of the calendar year following the Closing Date during which the Continuing Employees participated in such program.

(h) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 10.8, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

7.12. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless the Indemnified Parties against any and all judgments, fines, losses, claims, damages, costs of settlement, liabilities and reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred in connection with, arising out of or otherwise related to any Proceeding, which Proceeding is in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time or relating to the enforcement of any such Indemnified Party’s rights under this Section 7.12, whether asserted or claimed prior to, at or after the Effective Time, and (ii) advance expenses as incurred by the Indemnified Parties; provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final and nonappealable adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses.

(b) Prior to the Effective Time, the Company shall obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time from the Company’s D&O Insurance carriers as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carriers with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies. The Company shall use reasonable best efforts to obtain such “tail” policies as promptly as practicable following the date of this Agreement. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement with respect to the pre-Closing period and from an insurance carrier with the same or better credit rating as the Company’s D&O Insurance carrier as of the date of this Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time; provided, however, that, with respect to any D&O Insurance purchased pursuant to this Section 7.12(b), in no event shall the annual cost of such D&O Insurance during the Tail Period exceed 300% of the current aggregate annual premium paid by the Company for such purpose; and provided further, that if the cost of such insurance coverage exceeds such amount, the Company or the Surviving Corporation (as applicable) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. From and after the Effective Time, Parent shall cause such “tail” insurance policies (whether purchased by the Company prior to the Effective Time or the Surviving

Company or Parent following the Effective Time) to be maintained in full force and effect, each for its full term, and honor all obligations thereunder.

(c) Any Indemnified Party wishing to claim indemnification under this Section 7.12(c), upon learning of any Proceeding for which indemnification under this Section 7.12(c) may be available, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any obligation or liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such Proceeding: (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof, with the legal counsel selected by Parent or the Surviving Corporation being reasonably satisfactory to the Indemnified Party (it being understood and agreed that by electing to assume the defense thereof, neither Parent nor the Surviving Corporation shall be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any obligation or liability with respect thereto), except that if Parent or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly following the receipt of statements therefor; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this Section 7.12(c) to pay for only one law firm (in addition to one local counsel if reasonably necessary) for all Indemnified Parties in any jurisdiction unless the use of one law firm for such Indemnified Parties would present a conflict of interest under applicable standards of professional conduct on any significant issue between the positions of any two or more Indemnified Parties, in which case the fewest number of law firms necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent or the Surviving Corporation elects to assume such defense, and Parent and the Surviving Corporation shall cooperate in the defense of any such matter if Parent or the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable or have any obligation for any settlement effected without their prior written consent if Parent or the Surviving Corporation elects to assume such defense and Parent and the Surviving Corporation shall not be liable or have any obligation for any settlement effected without their prior written consent if Parent or the Surviving Corporation elects not to assume such defense; and (iv) Parent and the Surviving Corporation shall not have any obligation or liability under Section 7.12(a) to any Indemnified Party if it is ultimately determined by final and nonappealable adjudication by the Chosen Courts that the indemnification of such Indemnified Party in the manner contemplated by Section 7.12(a) is prohibited by applicable Law.

(d) If Parent or the Surviving Corporation or any of their respective successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and permitted assigns of Parent or the Surviving Corporation shall assume all the obligations set forth in this Section 7.12(d).

(e) The provisions of this Section 7.12 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties and their respective heirs, executors, beneficiaries or representatives, who shall be third-party beneficiaries of this Section 7.12, and shall be binding on all successors and assigns of Parent, Merger Sub and the Company.

(f) The rights of the Indemnified Parties under this Section 7.12 are in addition to, and not in lieu of, any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. In furtherance thereof, except as may be required by applicable Law, Parent and the Surviving Corporation agree that all indemnification, exculpation, expense advancement and similar rights for acts or omissions occurring at or prior to the Effective Time as existing as of the date of this Agreement in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or in any Contract between such Indemnified Party and the Company or any of its

Subsidiaries and made available to Parent shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

7.13. Financing Cooperation; TRA Terminations.

(a) On or prior to the Closing, at the written request of Parent, the Company shall (i) furnish the trustee under the Senior Notes Indenture with an officer’s certificate in respect of the redemption of the Senior Notes and prepare and deliver to the trustee under the Senior Notes Indenture a conditional notice of redemption in form and substance satisfactory to Parent (the “Notice of Redemption”) for all of the outstanding Senior Notes, and (ii) take all other actions, other than the payment of amounts required to redeem the Senior Notes or satisfy and discharge the Senior Notes Indenture and the payment of fees and expenses relating to the redemption and satisfaction and discharge, including those of the trustee under the Senior Notes Indenture (except to the extent such amounts have been provided by Parent or Merger Sub to the Company at the Closing), and prepare all other documents as may be necessary to cause, at Parent’s discretion, (A) the redemption of all outstanding Senior Notes at the Closing or (B) if the Senior Notes will not be redeemed in full at the Closing, the satisfaction and discharge of the Senior Notes Indenture at the Closing; provided, however, that (1) such notice of redemption shall not be required to be issued by the Company prior to the Closing unless the redemption provided for in such notice is conditioned on the occurrence of the Closing and (2) the Company and its counsel shall not be responsible for delivering any legal opinions at Closing in connection with the redemption of the Senior Notes or satisfaction and discharge of the Senior Notes Indenture, such legal opinions shall be delivered by counsel to Parent or another nationally recognized law firm (provided, that the Company cooperates in providing information, backup certificates or other documentation reasonably requested in connection with delivery of any such opinion, and Company’s counsel delivers any opinions required to be delivered by Company counsel prior to Closing). Upon delivery of the Notice of Redemption to the trustee under the Senior Notes Indenture, the Company shall provide Parent with a correct and complete copy of the Notice of Redemption.

(b) The Company shall (i) furnish to the agent under the Credit Agreement at least three Business Days prior to the Closing (or such shorter period as the agent to the Credit Agreement may otherwise agree in accordance with the Credit Agreement), a prepayment notice in respect of the termination of all outstanding commitments and prepayment of all outstanding loans under the Credit Agreement and (ii) deliver to Parent, at least two Business Days prior to the Closing, an executed pay-off letter in customary form acceptable to Parent with respect to the Credit Agreement, which pay-off letter shall provide that upon receipt from or on behalf of the borrowers thereunder of the pay-off amount set forth in the pay-off letter, (i) the Indebtedness incurred pursuant to the Credit Agreement and instruments related thereto shall be satisfied, and all obligations of the secured parties terminated (other than those that customarily survive in pay-off letters and expressly contemplated to survive under the Credit Agreement), (ii) all Encumbrances relating to the assets, rights and properties of the Company or any of its Subsidiaries granted pursuant to the Credit Agreement shall be released and terminated without any further action by the secured parties and (iii) the Company or its designee shall be entitled to file documents, financing statements and other instruments to reflect the release of such Encumbrances.

(c) On or prior to the Closing, at the written request of Parent, the Company shall take all actions reasonably requested by Parent (other than exercising any Early Mandatory Settlement Right (under and as defined in the Purchase Contract Agreement) or effecting any discharge or defeasance under the Senior Amortizing Notes Indenture, in each case, such that such settlement, discharge or defeasance would take effect prior to the Closing) with respect to the TEUs, including (if requested): (i) delivering any notice, information, certificate or other document to Parent, the Purchase Contract Agent (as defined in the Purchase Contract Agreement) or the Trustee (as defined in the Senior Amortizing Notes Indenture), and obtaining an opinion of counsel with respect to any such action, to ensure that the Merger and the other transactions contemplated hereby do not result in an event of default or other violation of the Purchase Contract Agreement or the Senior Amortizing Notes Indenture; (ii) entering into, or cooperating with Parent to enable Parent or one of its Subsidiaries to enter into, a new supplemental agreement (with respect to the Purchase Contract Agreement) and/

or supplemental indenture (with respect to the Senior Amortizing Notes Indenture); (iii) cooperating with Parent in seeking amendments or consents with respect to the Purchase Contract Agreement and/or the Senior Amortizing Notes Indenture that would be effective at the Closing; (iv) taking all steps reasonably necessary to cause the TEUs to be deregistered under the Securities Act and delisted from the NASDAQ in accordance with Section 7.17; and (v) to the extent the Closing occurs after June 30, 2021, taking all other actions, other than the payment of amounts required to satisfy and discharge the Senior Amortizing Notes Indenture and the payment of any fees and expenses relating to the satisfaction and discharge, including those of the Trustee under the Senior Amortizing Notes Indenture (except to the extent such amounts have been provided by Parent or Merger Sub to the Company at the Closing), and prepare all other documents as may be necessary to cause, at Parent’s discretion, the satisfaction and discharge of the Senior Amortizing Notes Indenture at the Closing.

(d) Prior to the Closing, in consultation with and at the direction of Parent, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to take such actions as may be necessary or appropriate to terminate, as of the date of and immediately following the Closing (but contingent on the Closing), the Tax Receivable Agreements on the terms and subject to the conditions set forth therein (such terminations, the “TRA Terminations”). Promptly following the date of this Agreement, Parent and the Company shall cooperate in good faith to prepare drafts of such TRA Terminations that can be delivered to each Person that is party to the applicable Tax Receivable Agreement. Thereafter, the Company shall provide Parent with the opportunity to participate in any substantive communications with such Persons related to the TRA Terminations and Parent shall direct all such communications in its reasonable discretion to the extent related to the TRA Terminations, including all negotiations and discussions relating to the TRA Terminations. Without Parent’s prior written consent (which may be withheld in Parent’s sole discretion), the Company shall not enter into any TRA Termination or supplement, amend or otherwise modify any Specified Tax Agreement or TRA Termination.

7.14. Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and shall take such actions as are necessary and advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes.

7.15. Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, against the Company, its officers or any current or former members of the Company Board during the Interim Period (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 4.3(f), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Parent thereof and shall keep Parent reasonably informed with respect to the status thereof and (b) give Parent the opportunity to reasonably participate in the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

7.16. Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent Common Stock (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

7.17. Delisting and Deregistration.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of NASDAQ, to enable the delisting by the Surviving Corporation of the Shares and (if requested by Parent) the TEUs from NASDAQ and the deregistration of the Shares under the Exchange Act and (if requested by Parent) the TEUs under the Securities Act, in each case, as promptly as practicable after the Effective Time, but in any event, in the case of the Shares, no more than ten days thereafter. In connection therewith, Parent shall use reasonable best efforts to (a) assist in enabling the Company or NASDAQ to be in a position to promptly file and cause the Surviving Corporation or NASDAQ to file with the SEC a Form 25 on the Closing Date and (b) cause the Surviving Corporation to file a Form 15 on the first Business Day that is at least ten days after the date the Form 25 is filed (such period between the Form 25 and the Form 15 filing dates, the “Delisting Period”).

(b) Upon Parent’s determination that the Surviving Corporation may be required to file any quarterly or annual reports pursuant to the Exchange Act during the Delisting Period, the Company shall deliver to Parent at least five Business Days prior to Closing a draft of any such reports required to be filed during the Delisting Period, which is sufficiently developed such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

7.18. Cooperation Regarding Tax Matters.

(a) The Company and Parent agree to cooperate in good faith with respect to any Tax matters (including the structuring of any relevant transactions in a Tax efficient manner) in connection with any Potential Sale Transaction.

(b) In connection with the satisfaction of the condition set forth in Section 8.2(f), Parent and the Company agree that if the Company is unable to obtain a Tax Opinion, dated as of the Closing Date, that is substantially the same in form and substance as the Tax Opinion delivered to Distributing on or before the date hereof, Parent and the Company will cooperate with Company Tax Counsel in good faith, including by making necessary amendments, modifications, supplements or replacements of Tax Representation Letters and providing other materials reasonably requested by Company Tax Counsel, such that the Company would be able to obtain a replacement Tax Opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent and that complies with Section 9(c)(iv) of the Tax Matters Agreement; provided, that a replacement Tax Opinion from an Expert Law Firm shall be deemed satisfactory to Parent.

(c) Each of Parent and the Company shall use their respective reasonable best efforts to deliver to Company Tax Counsel representation letters dated as of the Closing Date substantially in the form provided in Section 7.18(c)(i) of the Company Disclosure Letter (in the case of Parent, the “Parent Tax Representation Letter”) or Section 7.18(c)(ii) of the Company Disclosure Letter (in the case of the Company, the “Company Tax Representation Letter” and, together with the Parent Tax Representation Letter, the “Tax Representation Letters”) and signed by an officer or director of Parent or the Company, as applicable. Parent shall not be treated as in breach of this Section 7.18(c) for failing to deliver the Parent Tax Representation Letter if such failure is caused primarily by an intentional act or intentional failure to act on the part of the Company or any of its Authorized Representatives (as such term is defined in the Company Tax Representation Letter). The Company shall not be treated as in breach of this Section 7.18(c) for failing to deliver the Company Tax Representation Letter if such failure is caused primarily by an intentional act or intentional failure to act on the part of Parent or any of its Authorized Representatives (as such term is defined in the Parent Tax Representation Letter). Parent and the Company agree that if either party cannot deliver a Tax Representation Letter at the Closing substantially in the same form and substance as the form set forth in the applicable section of the Company Disclosure Letter,

Parent and the Company shall use reasonable best efforts to agree to amendments, modifications, supplements or replacements of the Tax Representation Letter that would permit delivery of such modified letter and, accordingly, permit Company Tax Counsel to provide the Tax Opinion at the Closing.

ARTICLE VIII

Conditions

8.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote shall have been obtained.

(b) Regulatory Approvals. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been earlier terminated.

(c) No Legal Restraint. No Governmental Entity shall have enacted or entered any Order (whether temporary, preliminary or permanent) that is in effect, and no other Law shall have been enacted, enforced, issued, promulgated, entered or adopted and be effective, in each case, that enjoins, restrains, prohibits, prevents or makes illegal the consummation of the transactions contemplated by this Agreement (each, a “Legal Restraint”).

8.2. Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties set forth in: (i) Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.2(b) and (c) (Capital Structure), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.16(p) (Tax Matters), Section 5.23 (Takeover Statutes) and Section 5.24 (Brokers and Finders) that (A) is qualified by “materiality”, “Material Adverse Effect” or similar qualifiers shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) and (B) is not qualified by “materiality”, “Material Adverse Effect” or similar qualifiers shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) Section 5.2(a) (Capital Structure) and Section 5.10(b) (Absence of Certain Changes) shall be true and correct in all respects (other than, with respect to the representations and warranties set forth in Section 5.2(a), any inaccuracies that, individually or in the aggregate, are de minimis) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (iii) Article V (other than those set forth in the foregoing clauses (i) and (ii) of this Section 8.2(a)), without giving effect to any “materiality” or “Material Adverse Effect” qualifiers or qualifiers of similar import set forth therein, shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Burdensome Condition. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been earlier terminated without the imposition of any Burdensome Condition.

(d) No Material Adverse Effect. Since the date hereof, there shall not have occurred any Material Adverse Effect.

(e) Company Closing Certificate. Parent shall have received a certificate duly executed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Sections 8.2(a), 8.2(b) and 8.2(d) have been satisfied.

(f) Certain Tax Matters. The Company shall have received a Tax Opinion, dated as of the Closing Date, that is substantially in the same form and substance as the Tax Opinion delivered to Distributing as of the date of this Agreement; provided that this condition shall be deemed satisfied if (i) as a result of any amendments, modifications, supplements or replacements described in Section 7.18(b), the Company is able to receive a replacement Tax Opinion, dated as of the Closing Date, described in Section 7.18(b), (ii) Parent has failed to deliver to Company Tax Counsel representation 3, 4, 5, 7, 8, or 10 in the Parent Tax Representation Letter and such failure causes the Company to be unable to receive a replacement Tax Opinion under Section 7.18(b), unless such failure to deliver any such representation is primarily caused by an intentional act or intentional failure to act on the part of the Company or any of its Authorized Representatives (as such term is defined in the Parent Tax Representation Letter), or (iii) an intentional act or intentional failure to act on the part of Parent or any of its Authorized Representatives (as such term is defined in the Parent Tax Representation Letter) is the primary cause of the Company being unable to deliver the Company Tax Representation Letter, and such inability of the Company to deliver such letter primarily causes the Company to be unable to receive a replacement Tax Opinion under Section 7.18(b).

8.3. Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any “materiality” qualifiers or qualifiers of similar import set forth therein, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct in all material respects as of such particular date or period of time), except for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate duly executed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub certifying that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

ARTICLE IX

Termination

9.1. Termination by Mutual Written Consent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by mutual written consent of the Parties.

9.2. Termination by Either the Company or Parent. Subject to Section 9.5(a), this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by either the Company or Parent if:

(a) the transactions contemplated by this Agreement shall not have been consummated by 5:00 p.m. (New York time) on January 5, 2022 (the “Outside Date”); provided, however, that if the conditions to Closing set forth in Section 8.1(b), Section 8.1(c) (in connection with a Legal Restraint of a Governmental Antitrust Entity) or Section 8.2(c) have not been satisfied or, to the extent permitted by applicable Law, waived on or prior to the Outside Date but all other conditions to Closing set forth in Article VIII have been satisfied or, to the extent permitted by applicable Law, waived (except for those conditions that by their nature are to be satisfied at the Closing), the Outside Date may be extended by either the Company or Parent (in each case, acting in its sole discretion) to a time and date not beyond 5:00 p.m. (New York time) on April 5, 2022 by providing a written notice thereof to Parent, in the case of an extension by the Company, or to the Company, in the case of an extension by Parent, in each case prior to 5:00 p.m. (New York time) on January 5, 2022 and such time and date, as so extended, shall be the “Outside Date” for all purposes of this Agreement; provided, further, that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.2(a) shall not be available to the Company or Parent if it (or Merger Sub, in the case of an attempted termination by Parent) has breached in any material respect any covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur on or prior to the Outside Date;

(b) the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement, in each case at which a vote on the adoption of this Agreement was taken (such failure to obtain the Requisite Company Vote at such a meeting, a “Vote-Down”); or

(c) if any Governmental Entity shall have enacted or entered any Order, or enacted, enforced, issued, promulgated, entered or adopted any other Law that, in either such case, enjoins, restrains, prohibits, prevents or makes illegal the consummation of the transactions contemplated by this Agreement and such Order or other Law shall have become final and non-appealable, whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.2(c) shall not be available to the Company or Parent if it (or Merger Sub, in the case of an attempted termination by Parent) has breached in any material respect any covenant or agreement set forth in this Agreement and such breach relates to its obligations pursuant to Section 7.6 or otherwise shall have proximately caused the occurrence of the failure of a condition to the Closing to occur.

9.3. Termination by the Company. Subject to Section 9.5(a), this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement such that the conditions in Sections 8.3(a) or 8.3(b) would not be satisfied were the Closing then to occur (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice thereof by the Company to Parent and Merger Sub describing such breach in reasonable detail and stating the Company’s intention to terminate this Agreement and abandon the transactions contemplated by this Agreement and (ii) three Business Days prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.3(a) shall not be available to the Company if it is then in breach in any material respect of any covenant or agreement set forth in this Agreement and such breach would cause the failure of a condition to the Closing to occur; or

(b) at any time prior to the time the Requisite Company Vote is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with Section 7.2(d); provided, however, that the Company shall have concurrently with such termination paid or caused to be paid to Parent the Termination Fee pursuant to Section 9.5 and the Company shall not have materially breached the obligations set forth in Section 7.2(a) (No Solicitation) in respect of such Acquisition Proposal.

9.4. Termination by Parent. Subject to Section 9.5(a), this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by Parent:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement such that the conditions in Sections 8.2(a) or 8.2(b) would not be satisfied were the Closing then to occur (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice thereof by Parent to the Company describing such breach in reasonable detail and stating Parent’s intention to terminate this Agreement and abandon the transactions contemplated by this Agreement and (ii) three Business Days prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.4(a) shall not be available to Parent if either Parent or Merger Sub is then in breach in any material respect of any covenant or agreement set forth in this Agreement and such breach would cause the failure of a condition to the Closing to occur; or

(b) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board shall have effected a Change of Recommendation or (ii) the Company shall have materially breached the obligations set forth in Section 7.2(a) (No Solicitation).

9.5. Notice of Termination; Effect of Termination and Abandonment.

(a) In the event the Company or Parent intends to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.2, 9.3 or 9.4, as applicable, the Company or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(b) Except to the extent provided in Sections 9.5(c), 9.5(d) and 10.1, in the event of termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, and notwithstanding anything to the contrary set forth in this Agreement, (i) except as provided in Section 9.5(d)(iii), no such termination shall relieve any Party of any liability or damages to any other Party resulting from its fraud or knowing and intentional breach of this Agreement, and (ii) the provisions set forth in this Section 9.5 and Article X shall survive any termination of this Agreement and any abandonment of the transactions contemplated by this Agreement.

(c) In the event this Agreement is terminated and the transactions contemplated by this Agreement abandoned pursuant to this Article IX:

(i) by either the Company or Parent pursuant to Section 9.2(b) (Vote-Down) or by Parent pursuant to Section 9.4(a) (Company Breach) and, in either such case:

(A) any Person shall have publicly announced an Acquisition Proposal for the first time after the date hereof and such Acquisition Proposal shall not have been withdrawn without qualification (1) prior to the Vote-Down, with respect to termination and abandonment pursuant to Section 9.2(b) (Vote-Down), or (2) prior to the date of such termination, with respect to any termination and abandonment pursuant to Section 9.4(a) (Company Breach); provided that for purposes of this Section 9.5(c)(i)(A), an Acquisition Proposal made by any Person shall not be deemed to have been “withdrawn” if, within 12 months after such termination and abandonment, the Company or any of its Subsidiaries shall have entered into a definitive Alternative Acquisition Agreement with respect to such Acquisition Proposal, or shall have consummated any Acquisition Proposal (or the Company Board shall have approved or recommended to the Company’s stockholders or otherwise not opposed any Acquisition Proposal) made by or on behalf of such Person or any of its Affiliates; and

(B) within 12 months after such termination, the Company or any of Subsidiaries shall have entered into a definitive Alternative Acquisition Agreement with respect to, or the Company Board shall have approved or recommended to the Company’s stockholders or otherwise not opposed, any Acquisition Proposal that is later consummated (regardless of whether or not such consummation happens prior to or following the end of such 12 month period) (provided, that solely for purposes of this clause (i), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Annex A, except that the reference to “15%” in such definition shall be replaced with a reference to “50%”), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds concurrently with the consummation of such Acquisition Proposal;

(ii) by Parent pursuant to Section 9.4(b) (Change of Recommendation; Non-Solicit Breach), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds within three Business Days following the date of such termination and abandonment; or

(iii) by the Company pursuant to Section 9.3(b) (Superior Proposal), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds concurrently with such termination of this Agreement.

(d) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion; (ii) the agreements set forth in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement and accordingly, if the Company fails to promptly pay or cause to be paid the Termination Fee as and when due pursuant to this Article IX, and, in order to obtain such amount, Parent commences a Proceeding that results in a judgment against the Company for the Termination Fee, the Company shall pay or cause to be paid to Parent its costs and expenses (including attorneys’ fees) in connection with such Proceeding, together with interest on the Termination Fee, at the prime rate published in The Wall Street Journal for the relevant date such amount was required to be made from such date through the date of payment; and (iii) notwithstanding anything to the contrary in this Agreement (including Section 9.5(b)(i)), in the event that the Termination Fee becomes payable by the Company pursuant to Section 9.5(c)(ii) as a result of termination by Parent pursuant to Section 9.4(b)(ii) (Non-Solicit Breach), and is paid or caused to be paid by the Company, the Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages against the Company and its Affiliates pursuant to this Agreement or otherwise and, upon payment of the Termination Fee (plus any amounts due under clause (ii) above), none of the Company or any of its Affiliates shall have any further monetary liability or obligation arising out of or related to this Agreement or the transactions contemplated hereby; provided, however, that, for the avoidance of doubt, this Section 9.5(d)(iii) shall not

(A) apply in the event that this Agreement is terminated other than by Parent pursuant to Section 9.4(b)(ii) (Non-Solicit Breach) or (B) limit Parent’s or Merger Sub’s rights under the Confidentiality Agreement or the Support Agreement, in each case as and to the extent set forth therein.

ARTICLE X

Miscellaneous and General

10.1. Survival. Article I, this Article X and the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Article IV, Section 5.25 (No Other Representations or Warranties; Non-Reliance), Section 6.12 (No Other Representations or Warranties; Non-Reliance), Section 7.11 (Employee Benefits), Section 7.12 (Indemnification; Directors’ and Officers’ Insurance), Section 10.3 (Expenses), Section 10.4 (Transfer Taxes), the provisions that substantively define any related defined terms not substantively defined in Article I and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. Article I, this Article X, the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Section 5.25 (No Other Representations or Warranties; Non-Reliance), Section 6.12 (No Other Representations or Warranties; Non-Reliance), Section 10.3 (Expenses), Section 9.5 (Notice of Termination; Effect of Termination and Abandonment), the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement shall survive any termination of this Agreement and any abandonment of the transactions contemplated by this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or, except as set forth in Article IX, the termination of this Agreement and abandonment of the transactions contemplated by this Agreement.

10.2. Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email, provided that the email transmission is confirmed in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the other methods described herein. Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2):

if to the Company:

Change Healthcare Inc.
100 Airpark Center Drive East
Nashville, TN 37217
Attention:	Loretta Cecil
Telephone:	(615) 932-3000
Email:	loretta.cecil@changehealthcare.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017
Attention:	Eric M. Swedenburg
Telephone:	(212) 455-2225
Email:	eswedenburg@stblaw.com

and: Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, D.C. 20001
Attention:	Jonathan L. Corsico
Telephone:	(202) 636-5839
Email:	jonathan.corsico@stblaw.com

if to Parent or Merger Sub:

UnitedHealth Group Incorporated
UnitedHealth Group Center 9900 Bren Road East

Minnetonka, MN 55343
Attention:	Richard Mattera
Telephone:	(952) 936-1300
Email:	richard.mattera@uhg.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Keith Pagnani Melissa Sawyer
Telephone:	(212) 558-4000
Email:	pagnanik@sullcrom.com sawyerm@sullcrom.com

10.3. Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise expressly provided herein. Notwithstanding the foregoing, Parent shall be responsible for and shall pay all filing fees pursuant to Antitrust Laws.

10.4. Transfer Taxes. Except as otherwise provided in Section 4.3(b), all Transfer Taxes incurred in connection with the Merger shall be paid by the Party incurring such Taxes.

10.5. Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by each of the

Parties; provided, that this Agreement may not be amended or otherwise modified at any time following the Effective Time.

(b) The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 9.5.

10.6. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement and all matters and transactions contemplated hereby or related hereto shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) Each of the Parties agrees that it: (i) shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each Party acknowledges and agrees that any controversy which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Proceeding, directly or indirectly, connected with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 10.6(c).

10.7. Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an Order enforcing compliance with the provisions of this Agreement, consistent with the provisions of Section 10.6(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

10.8. Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding the foregoing, but only from and after the Effective Time, (i) the Indemnified Parties and their respective heirs, executors, beneficiaries or representatives shall have third-party beneficiary rights as and to the extent set forth in Section 7.12, (ii) each former holder of Eligible Shares and its heirs, executors, beneficiaries or representatives shall have third-party beneficiary rights solely to the extent required to enforce its right to receive the applicable Per Share Merger Consideration pursuant to Article IV and (iii) each former holder of Company Equity Awards and its heirs, executors, beneficiaries or representatives shall have third-party beneficiary rights solely to the extent required to enforce its right to receive the applicable consideration due to it pursuant to Article IV.

10.9. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 7.12, no Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations, except as provided for in Section 10.9, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void.

10.11. Entire Agreement.

(a) This Agreement (including the Annexes), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

(b) In the event of any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Annexes or the Company Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter), on the other hand, the statements in the body of this Agreement shall control.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any

Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13. Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

10.14. Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement, all Preamble, Recital, Article, Section, clause, and Annex references used in this Agreement are to the preamble, recitals, articles, sections, clauses and annexes to this Agreement.

(c) Unless otherwise specified in this Agreement or the context otherwise requires, for purposes of this Agreement: (i) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (ii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; (iii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iv) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (vii) all accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP; (viii) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions; and (ix) the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(d) Unless otherwise specified in this Agreement, the term “dollars” and the symbol “$” mean U.S. Dollars for purposes of this Agreement and all amounts in this Agreement shall be paid in U.S. Dollars. The term “or” is not exclusive.

(e) Unless otherwise specified in this Agreement or the context otherwise requires, if this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties, such obligation shall be deemed satisfied if (i) such one or more Parties or Representatives thereof made such information or document available (A) in any virtual data rooms established by or on behalf of the Company (including any “clean rooms” established in connection therewith) to such other Party or Parties or its or their Representatives or (B) in the case of the engagement letter of the Company’s financial advisor (plus any other Contracts contemplated by the last sentence of Section 5.24) and information provided to Parent’s antitrust legal counsel on an “outside counsel only” basis and designated as such, via email, in each case in connection with the transactions contemplated by this Agreement at least 24 hours prior to the execution and delivery of this Agreement, or (ii) such information or document is publicly available on EDGAR at least 24 hours prior to the execution and delivery of this Agreement.

(f) Unless otherwise specified in this Agreement or the context otherwise requires, all references to any (i) statute in this Agreement include the rules and regulations promulgated thereunder and all applicable official guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (ii) Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time.

(g) Unless otherwise specified in this Agreement, all references in this Agreement to (i) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (ii) this Agreement mean this Agreement (taking into account the provisions of Section 10.11(a)) as amended, supplemented or otherwise modified from time to time in accordance with Section 10.5.

(h) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more representations or warranties or covenants set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that it has had or would reasonably be expected to result in a Material Adverse Effect.

(i) The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

CHANGE HEALTHCARE INC.

By:	/s/ Neil de Crescenzo
Name: Neil de Crescenzo
Title: President and Chief Executive Officer

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ John F. Rex
Name: John F. Rex
Title: Chief Financial Officer

CAMBRIDGE MERGER SUB INC.

By:	/s/ Robert W. Musslewhite
Name: Robert W. Musslewhite
Title: Chief Executive Officer and President

ANNEX A

Certain Definitions

“2019 Stock Plan” means the Company’s 2019 Omnibus Incentive Plan.

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest relating to (a) a merger, joint venture, partnership, exclusive license, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, plan of arrangement, business combination or any other similar transaction involving the Company or any of its Subsidiaries or (b) an acquisition by any Person or group (as defined under Section 13 of the Exchange Act) that, in each of clauses (a) and (b), if consummated would result in any Person or group (as defined under Section 13 of the Exchange Act) directly or indirectly, in one or a series of related transactions, acquiring beneficial ownership of or becoming the beneficial owner of 15% or more of: (i) the total voting power or any class of equity securities of the Company or any of its material Subsidiaries; or (ii) the consolidated net revenues, net income or total assets of the Company as of the date of such proposal, offer, inquiry or indication of interest (it being understood that total assets include equity securities of Subsidiaries of the Company), in each of the foregoing clauses (a) and (b) of this definition, other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, that no Affiliate or portfolio company (as such term is commonly understood in the private equity industry) of The Blackstone Group Inc. or any of its Affiliates shall be considered an Affiliate of the Company or any of its Subsidiaries. For purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with”, as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any acquisition agreement, merger agreement, arrangement agreement, option agreement, joint venture agreement, partnership agreement, license agreement, legally binding letter of intent, legally binding memorandum of understanding, agreement in principle or any other similar legally binding agreement or document relating to any Acquisition Proposal.

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914 and the HSR Act.

“Applicable Date” means October 26, 2018; provided, however, that solely as used in Article VI, “Applicable Date” means March 31, 2017.

“Audit Committee” means the Audit Committee of the Company Board.

“Bankruptcy and Equity Exception” means (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and (ii) general equity principles.

“BBA Rules” means Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.) and any U.S. Treasury Regulations and other guidance promulgated thereunder, and any similar state or local legislation, regulations or guidance.

“Book-Entry Share” means each book-entry account representing any non-certificated Eligible Share immediately prior to the Effective Time.

“Burdensome Condition” means any term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action imposed upon Parent, the Company or any of their respective Subsidiaries in connection with effecting the expiration of any waiting period (and any extension thereof) under any Antitrust Law applicable to the consummation of the transactions contemplated by this Agreement or obtaining from a Governmental Antitrust Entity any consent, approval, permit or authorization, in each case necessary in order to consummate the transactions contemplated by this Agreement, that would either (a) impose any requirement to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the Closing, any assets or businesses of Parent, the Company or any of their respective Affiliates generating, individually or in the aggregate, greater than $650,000,000 in annual revenue from third parties (measured based on the 12 calendar month period immediately prior to such term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action being imposed by such Governmental Antitrust Entity), or (b) individually or in the aggregate with all other such terms, conditions, obligations, requirements, limitations, prohibitions, remedies, sanctions or other actions, reasonably be expected to result in a material adverse effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (assuming for purposes of such analysis that the Parent and its Subsidiaries were the same size as, and had the same financial and operating metrics as, the Company and its Subsidiaries, taken as a whole).

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York or Minnetonka, Minnesota are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020 (H.R. 748).

“Cash-Settled Company RSU” means any Company RSU that is required to be settled in cash (and not Shares) per the terms of such Company RSU in effect as of the date of this Agreement.

“Cash-Settled Company SAR” means any Company SAR that is required to be settled in cash (and not Shares) per the terms of such Company SAR in effect as of the date of this Agreement.

“Certificate” means each certificate representing any Eligible Share immediately prior to the Effective Time.

“Certificate of Merger” means a certificate of merger relating to the Merger.

“Certification” means the following Certified Health IT Products: (a) Clinical Exchange Version 9.0, (b) Clinical Exchange Version 9.1, (c) Clinical Exchange Version 9.2, and (d) Clinical Exchange Communicator Version 19.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Clean Team Agreement” means the Clean Team Confidentiality Agreement, dated as of November 20, 2020, by and between the Company and Parent.

“Code” means the Internal Revenue Code of 1986.

“Company 401(k) Plan” means the Company 401(k) Savings Plan.

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe, paid time off, vacation, sick, holiday or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company, and also includes any committee thereof to the extent such a committee (a) is authorized to exercise the powers and authority of the board of directors of the Company pursuant to the Company’s Organizational Documents or the DGCL and (b) is exercising such powers and authority.

“Company Class X Share” means the share of Class X stock of the Company, par value $0.001 per share.

“Company Compensation Committee” means the Compensation Committee of the Company Board.

“Company DSU” means any outstanding deferred stock unit granted under the Stock Plans.

“Company Employee” means any current or former employee (whether full- or part-time and, including any officer), director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

“Company Equity Awards” means, collectively, the Company Options, Company SARs, Exit-Vesting Company Restricted Shares, Company RSUs, Company PSUs and Company DSUs.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Company Intellectual Property” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Option” means any outstanding option to purchase Shares granted under the Stock Plans.

“Company Partnership” means any entity or arrangement treated as a partnership for U.S. federal income Tax purposes in which the Company or any of its Subsidiaries owns or has owned an interest.

“Company Preferred Stock” means the shares of preferred stock of the Company, par value $0.001 per share.

“Company PSUs” means any outstanding performance share unit award granted under the Stock Plans.

“Company Reports” means the reports, forms, proxy statements, registration statements and other statements, certifications and documents required to be filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company RSU” means any outstanding restricted stock unit granted under the Stock Plans.

“Company SAR” means any outstanding stock appreciation right granted under the Stock Plans.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to consider the adoption of this Agreement and any other matters permitted or consented to by Parent pursuant to Section 7.4(f).

“Company Tax Counsel” means Simpson Thacher & Bartlett LLP, or another nationally recognized law firm or “Big Four” accounting firm that is reasonably satisfactory to Parent. For this purpose, an Expert Law Firm will be deemed satisfactory to Parent.

“Confidentiality Agreement” means the letter agreement, dated as of November 14, 2020, by and between the Company and Parent.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” means any legally binding oral or written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other similar obligation.

“Contribution Agreement” means the Agreement of Contribution and Sale, dated as of June 28, 2016, by and among PF2 Newco LLC, PF2 Newco Intermediate Holdings, LLC, PF2 Newco Holdings, LLC, Distributing, HCIT Holdings, Inc., the Company, Change Aggregator L.P. and H&F Echo Holdings, L.P.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations by any Governmental Entity (in the case of recommendations, widely followed by the Company’s and its Subsidiaries’ peer companies) or bona fide industry group widely followed by the Company’s and its Subsidiaries’ healthcare industry peer companies in response to COVID-19.

“Credit Agreement” means the Credit Agreement, dated as of March 1, 2017, by and among Change Healthcare Intermediate Holdings, LLC, Change Healthcare Holdings, LLC and each of the other borrowers and guarantors party thereto, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent, collateral agent, swing line lender and L/C issuer.

“Device Laws” means all Laws related to medical devices applicable to the operation of the Company’s and each of its Subsidiaries’ businesses, including (a) the Federal Food, Drug, and Cosmetic Act of 1938 (21 U.S.C. § 321 et seq.); (b) the rules and regulations in Title 21, Code of Federal Regulations, promulgated and enforced by the FDA that are applicable to medical devices; and (c) all comparable state, federal or foreign Laws applicable to medical devices.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning set forth in the definition of “Dissenting Stockholders.”

“Dissenting Stockholders” means the holders of Shares who have duly demanded appraisal pursuant to Section 262 of the DGCL and have not effectively withdrawn or otherwise waived or lost such Person’s rights to appraisal under the DGCL (such Shares for which appraisal has been so duly demanded and the right thereto under the DGCL not effectively withdrawn or otherwise waived or lost, the “Dissenting Shares”).

“Distributing” means McKesson Corporation.

“DTC” means The Depository Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Eligible Shares” means the Shares issued and outstanding immediately prior to the Effective Time, other than (a) subject to the last sentence of Section 4.3(f), any Excluded Shares and (b) any Exit-Vesting Company Restricted Shares.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, license, sublicense, covenant not to sue or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to exposure to any Hazardous Substance.

“Equity Award Exchange Ratio” means the Per Share Merger Consideration divided by the Parent Trading Price.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA, excluding Multiemployer Plans.

“ESPP” means the Company’s Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means the (a) Shares owned by Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and in each case not held on behalf of third parties and (b) Dissenting Shares.

“Expert Law Firm” means a law firm ranked in Band 1 or 2 nationally by Chambers & Partners for Tax: Corporate & Finance in USA.

“Exit-Vesting Conditions” means vesting conditions based upon receipt of cash proceeds by certain stockholders of the Company at a weighted average price per Share that (a) is at least equal to a specified weighted average price per Share set forth in the applicable award agreement or (b) results in an annual internal rate of return at the level set forth in the applicable award agreement.

“Exit-Vesting Company Option” means any Company Option that is subject to vesting upon achievement of a specified weighted average price per Share.

“Exit-Vesting Company Restricted Shares” means any outstanding restricted Share granted under the Stock Plans that is subject to Exit-Vesting Conditions.

“Exit-Vesting Company RSU” means any Company RSU that is subject to Exit-Vesting Conditions.

“Exit-Vesting Company SAR” means any Company SAR that is subject to Exit-Vesting Conditions.

“Federal Healthcare Program” has the meaning set forth in 42 U.S.C. § 1320a-7b(f).

“Final Offering” means the offering period under the ESPP that commenced on October 1, 2020.

“GAAP” means the generally accepted accounting principles as applied in the United States as of the time of the relevant financial statements or accounting procedure or action referred to herein and consistently applied during the periods involved.

“Governmental Entity” means any U.S., non-U.S. or supranational governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof or any instrumentality of any such subdivision, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof or any instrumentality of any such subdivision, in each case of competent jurisdiction.

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated as hazardous, toxic, a waste, a pollutant, a contaminant, or words of similar meaning, pursuant to any Environmental Law; (b) substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that poses a risk of harm to human health or the environment in connection with any Environmental Law.

“Healthcare Laws” means: (a) the Medicare Program Laws and Title XIX of the Social Security Act; (b) Laws relating to the Office of the National Coordinator for Health Information Technology (ONC) Health IT Certification Program and the federal Electronic Health Records Meaningful Use Program; (c) HIPAA; (d) the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347) and any similar state fraud and abuse laws; (e) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care Education and Reconciliation Act (Pub. L. 111-152); and (f) any analogous Laws imposed by any state or foreign jurisdiction.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations, liabilities or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capital leases or finance leases (as determined in accordance with GAAP) or to pay the deferred and unpaid purchase price of property or equipment, or securities or services, including all earn-out payments, seller notes and other similar payments (whether contingent or otherwise) calculated as the maximum amount payable under or pursuant to such obligation, (d) pursuant to securitization or factoring programs or arrangements, (e) to maintain or cause to be maintained the financing, financial positions or covenants of others or to purchase the obligations or property of others, (f) for net cash payment obligations of such Person under foreign exchange Contracts, swaps (including interest rate and currency obligation swaps), options, forward sales contracts, derivatives, collars, caps and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (g) for letters of credit, bank guarantees, performance bonds, surety bonds and other similar Contracts entered into by or on behalf of such Person, (h) for the deferred purchase price of goods and services (including any potential future “earnout”, purchase price adjustment, release of “holdback” or similar payment, but excluding trade payables incurred in the Ordinary Course of Business), (i) for deferred rent liabilities required to be recorded as such in accordance with GAAP or (j) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (i) of this definition, in each case including all interest, penalties, premiums, breakage costs, fees and other costs and expenses and other payments due with respect thereto; provided, however, that “Indebtedness” shall not include intercompany indebtedness, obligations, liabilities or undertakings (including any guarantees or arrangements having the economic effect of a guarantee) solely between or among Parent and any of its Wholly Owned Subsidiaries or solely between or among the Company and any of its Wholly Owned Subsidiaries (as applicable).

“Indemnified Parties” means, collectively, (i) each present and former (determined as of the Effective Time for purposes of Section 7.12) director or officer of the Company or any of its Subsidiaries (or other individuals performing similar functions), in each case when acting in such capacity; (ii) each Person who served, as of or prior to the Effective Time, at the Company’s request as a director, officer, member, trustee or fiduciary of another corporation, limited liability company, partnership, joint venture, trust, pension or other employee benefit plan or enterprise; and (iii) the respective heirs, executors and administrators of the Persons referred to in clauses (i) and (ii).

“Insurance Policies” means any fire and casualty, property, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, and fidelity, crime or financial institution bonds, including any reinsurance policies and self-insurance programs and arrangements.

“Intellectual Property Rights” means any or all intellectual property or proprietary rights arising under the laws of the United States, any state thereof, or of any other jurisdiction in the world, including: (a) patents (including design patents) and utility models of any kind, patent applications and registrations, including revisions, supplementary protection certificates, provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuations-in-part, divisionals, renewals, reissues, re-examinations, substitutions, and extensions thereof; (b) rights in trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, trade names, corporate names, service names, symbols, logos, trade dress, packaging design, slogans, Internet domain names, uniform resource locators and other similar identifiers of origin, in each case whether or not registered, and any and all common law rights thereto, registrations and applications for registration thereof, and any goodwill associated therewith and symbolized thereby; (c) published and unpublished works of authorship whether or not copyrightable, including Software, website and mobile content, social media accounts, applications, source code and object code, rights in data, databases, and other compilations of information, manual and other documentation, in each case, whether or not registered or sought to be registered, and any and all copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor, including extensions, renewals, restorations and reversions thereof; (d) any and all trade secrets, confidential or proprietary know-how, or other information, including processes, schematics, business methods, formulae, drawings, specifications, recipes, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); and (e) all other intellectual property, industrial or proprietary rights.

“Intervening Event” means any event, change, development, circumstance, fact or effect with respect to or impacting the Company and its Subsidiaries or the business of the Company and its Subsidiaries that (a) is unknown to or not reasonably foreseeable by the Company Board as of the execution and delivery of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the execution and delivery of this Agreement), and (b) first becomes known to the Company Board after the execution and delivery of this Agreement and any time prior to the time the Requisite Company Vote is obtained; provided that any event, change, development, circumstance, fact or effect (i) that involves or relates to an Acquisition Proposal or a Superior Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Acquisition Proposal” and “Superior Proposal”) or any inquiry or communications or matters relating thereto, (ii) resulting from a breach of this Agreement by the Company or (iii) resulting, in and of itself, from any event, change, development, circumstance or fact after the execution and delivery of this Agreement in the market price or trading volume of the Shares, individually or in the aggregate, shall not be deemed to constitute an Intervening Event.

“Intended Tax-Free Treatment” has the meaning set forth in the Tax Matters Agreement.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment and all associated documentation.

“Knowledge” means the actual knowledge of the individuals set forth in Section 1.1(a) of the Company Disclosure Letter and any other individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such scheduled individuals, in each case after reasonable due inquiry.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, approvals, clearances, registrations, authorizations, variances and exemptions issued or granted by a Governmental Entity (and, in the case of any FDA Licenses, exemptions set forth in statutes or regulations).

“Material Adverse Effect” means any result, condition, event, change, development, circumstance, fact or effect that, individually or taken together with any other events, changes, developments, circumstances, facts or effects, (i) would have, or would reasonably be expected to have, a materially adverse effect on the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following, either alone or in combination, shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) results, conditions, events, changes, developments, circumstances, facts or effects in or with respect to the economy, credit, capital, securities or financial markets (including changes in interest rates or currency exchange rates) or political, regulatory or business conditions in the geographic markets in which the Company or any of its Subsidiaries operate or their products or services are sold, in each case, occurring after the date of this Agreement;

(b) results, conditions, events, changes, developments, circumstances, facts or effects that generally affect other participants in the Company’s or its Subsidiaries’ industry or industries, in each case, occurring after the date of this Agreement and only to the extent also occurring in the applicable geographic markets in which the Company or any of its Subsidiaries operate or where their products or services are sold;

(c) the negotiation, execution, performance, public announcement or pendency of this Agreement or the transactions contemplated hereby, or any result, condition, event, change, development, circumstance, fact or effect resulting therefrom, including any loss of employees, customers or revenue to the extent arising from the identity of Parent as the acquiror of the Company (provided, that this clause (c) shall not apply to any representation or warranty to the extent such representation or warranty addresses the consequences resulting from the execution and delivery of this Agreement, the performance of a Party’s obligations hereunder or the consummation of the transactions contemplated by this Agreement);

(d) any term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action imposed upon Parent, the Company or any of their respective Subsidiaries in connection with effecting the expiration of any waiting period (and any extension thereof) under any Antitrust Law applicable to the consummation of the transactions contemplated by this Agreement or obtaining from a Governmental Antitrust Entity any consent, approval, permit or authorization, in each case in accordance with and to the extent contemplated by this Agreement;

(e) changes in GAAP or in any applicable Law, in each case, occurring after the date of this Agreement;

(f) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any event, change, development, circumstance, fact or effect underlying such failure (unless otherwise excluded by the other clauses of this proviso) may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(g) acts of war (whether or not declared), sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing (other than any cyberattack targeted principally at the Company or any of its Subsidiaries), any weather event or natural disaster, or any outbreak of illness, pandemic (including COVID-19) or other public health event, in each case, occurring after the date of this Agreement, and any results, conditions, events, changes, developments, circumstances, facts or effects resulting therefrom; or

(h) any actions or non-actions (i) expressly required to be taken or expressly required to be not taken by the Company or any of its Subsidiaries pursuant to this Agreement (except for any obligation to operate in the Ordinary Course of Business), (ii) taken or not taken by the Company or any of its Subsidiaries at Parent’s written request or (iii) taken or not taken by the Company or any of its Subsidiaries to the extent such actions or non-actions are required by applicable Law;

provided further that, with respect to clauses (a), (b), (e) and (g) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent, and only to the extent, that they disproportionately adversely affect the Company and its Subsidiaries (taken as a whole) relative to healthcare industry peer companies of the Company and its material Subsidiaries; or (ii) would, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement.

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, back doors, drop dead devices, time bombs, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement or destruction of, Software, data or other materials.

“Medicare Program Laws” means Title XVIII of the Social Security Act (Pub. L. 74-271) including the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the Medicare Improvements for Patients and Providers Act of 2008.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct of such Person’s business that is consistent in all material respects in nature, scope and magnitude with the past practices of such Person prior to the date of this Agreement and taken in the ordinary course of normal, day-to-day operations of such Person, including any commercially reasonable deviations therefrom due to COVID-19 Measures.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents, and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means the shares of common stock of Parent, par value $0.01 per share.

“Parent Trading Price” means the volume weighted average of the closing sale prices per share of Parent Common Stock on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) on each of the five full consecutive trading days ending on and including the third Business Day prior to the Closing Date.

“Paying Agent” means the paying agent selected by Parent prior to the Effective Time after reasonable consultation with the Company.

“Paying Agent Agreement” means the agreement pursuant to which Parent shall appoint the Paying Agent.

“Per Share Merger Consideration” means $25.75 per Share in cash, without interest.

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings and which are not, individually or in the aggregate, material; (c) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted, or restrictions or exclusions that would be shown by a current title report or other similar report;(d) restrictions on transfer solely arising under or relating to applicable securities Laws; and (e) with respect to Intellectual Property Rights, non-exclusive licenses granted, and covenants not to sue entered into, in the Ordinary Course of Business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that (a) identifies or could reasonably be used, alone or in combination with other information held by the Company or any of its Subsidiaries, to identify an individual, browser or device, or (b) is subject to any Laws relating to privacy or personal information or the Company’s or its Subsidiaries’ privacy policies, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Entity (including any state identification number, driver’s license number, or passport number), geolocation information of an individual, browser or device, biometric data, medical or health information, credit card or other financial information (including bank account information), cookie identifiers, or any other browser- or device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Process” or “Processing” means, with respect to data, the use, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer (including cross-border transfers), retrieval, disclosure, dissemination, combination, erasure, disposal, destruction, or anonymization of such data, any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Law.

“Prohibited Person” means (a) an entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any Law or executive order administered by the Office of Foreign Assets Control; (b) any Governmental Entity of any country against which the United States maintains comprehensive economic sanctions or embargoes; (c) any Person that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any Person that has been identified on the Office of Foreign Assets Control Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), or that 50% or more of which is owned, directly or indirectly, by any such Person; or (e) any Person that has been designated on any similar list or order published by any Governmental Entity in the United States.

“Protected Health Information” has the meaning ascribed to it in HIPAA.

“Purchase Contract Agreement” means the Purchase Contract Agreement, dated as of July 1, 2019, between the Company and U.S. Bank N.A., as purchase contract agent, as trustee and as attorney-in-fact for the holders of from time to time as provided therein, relating to the purchase contract component of the TEUs.

“Real Property” means the Owned Real Property and Leased Real Property.

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity, Internet domain name registrar or social media account registrar.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Senior Amortizing Notes Indenture” means the Indenture, dated as of July 1, 2019, between the Company and U.S. Bank N.A., as trustee, as amended by the First Supplemental Indenture, dated as of July 1, 2019, between the Company and U.S. Bank N.A, relating to the amortizing notes component of the TEUs.

“Senior Notes” means the 5.75% Senior Notes due 2025, issued pursuant to the terms of the Senior Notes Indenture.

“Senior Notes Indenture” means the Indenture, dated as of February 15, 2017, by and among Change Healthcare Holdings, LLC, Change Healthcare Finance, Inc. and Wilmington Trust, National Association as trustee, registrar and paying agent.

“Share” means any share of the common stock of the Company, par value $0.001 per share.

“Software” means any computer program, application, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Specified Tax Agreements” means the Tax Receivable Agreements and the Tax Matters Agreement.

“Specified Transactions” means any transactions described in the Contribution Agreement, the Split-Off, the Internal Restructuring (as such term is defined in the Tax Matters Agreement) and the merger described in the Agreement and Plan of Merger, dated as of December 20, 2016, by and among Distributing, PF2 SpinCo Inc. and the Company.

“Split-Off” means the consummation, on March 9, 2020, of the exchange offer pursuant to which Distributing redeemed shares of Distributing common stock for shares of common stock of PF2 SpinCo, Inc.

“Stock Plans” means the 2019 Stock Plan and the Amended and Restated HCIT Holdings, Inc. 2009 Equity Incentive Plan.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions or (b) the equity or ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such first Person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited and bona fide written Acquisition Proposal that if consummated would result in a Person or group (as defined under Section 13 of the Exchange Act), other than Parent or any of its Subsidiaries, acquiring beneficial ownership of or becoming the beneficial owner of, directly or indirectly, more than 50% of the: (a) total voting power of the equity securities of the Company and its Subsidiaries (or of the surviving entity in a merger involving the Company or the resulting, direct or indirect, parent of the Company or such surviving entity); or (b) consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries of the Company) that, in either case, the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisor, (i) if consummated, would result in a transaction more favorable to the Company’s stockholders than the transactions contemplated by this Agreement (after taking into account any revisions to the terms and conditions of this Agreement proposed by Parent pursuant to Section 7.2(d)(iii) and taking into account the time expected to be required to consummate such Acquisition Proposal, any legal, financial, regulatory and approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal) and (ii) is reasonably expected to be consummated on the terms proposed (after taking into account any legal, financial, regulatory and approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board).

“Tail Period” means the six year period from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Benefit Payment” has the meaning assigned to such term in the Tax Receivable Agreement (2017-1), Tax Receivable Agreement (2017-2), Tax Receivable Agreement (Exchanges), Tax Receivable Agreement (Management) or Tax Receivable Agreement (Reorganizations), as appropriate.

“Tax Matters Agreement” means the Tax Matters Agreement, dated as of March 9, 2020, by and among the Company, McKesson Corporation, PF2 SpinCo Inc., Change Healthcare LLC and Change Healthcare Holdings, LLC.

“Tax Opinion” means an opinion of Company Tax Counsel to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the completion of the Merger (and any other transactions contemplated by this Agreement) will not affect the Intended Tax-Free Treatment.

“Tax Receivable Agreement (2017-1)” means the Tax Receivable Agreement, dated as of February 28, 2017, by and among the Company, HCIT Holdings, Inc., Change Healthcare LLC and the other parties named therein.

“Tax Receivable Agreement (2017-2)” means the Tax Receivable Agreement, dated as of March 1, 2017, by and among the Change Healthcare LLC, PF2 IP LLC, PF2 PST Services, Inc., McKesson Corporation and HCIT Holdings, Inc.

“Tax Receivable Agreement (Exchanges)” means the Amended and Restated Tax Receivable Agreement (Exchanges), dated as of November 2, 2011, by and among Emdeon Inc., H&F ITR Holdco, L.P., Beagle Parent LLC and GA-H&F ITR Holdco, L.P.

“Tax Receivable Agreement (Management)” means, the Tax Receivable Agreement (Management), dated as of August 17, 2009, by and among Emdeon Inc. and the persons named therein.

“Tax Receivable Agreement (Reorganizations)” means the Amended and Restated Tax Receivable Agreement (Reorganizations), dated as of November 2, 2011, by and among Emdeon Inc., H&F ITR Holdco, L.P., Beagle Parent LLC and GA-H&F ITR Holdco, L.P.

“Tax Receivable Agreements” means the Tax Receivable Agreement (2017-1), the Tax Receivable Agreement (2017-2), the Tax Receivable Agreement (Exchanges), the Tax Receivable Agreement (Management), the Tax Receivable Agreement (Reorganizations) and the Tax Receivable Letter Agreement.

“Tax Receivable Letter Agreement” means the Amended and Restated Letter Agreement, dated as of September 28, 2018, by and among McKesson Corporation, PF2 IP LLC, PF2 PST Services Inc., HCIT Holdings, Inc., Change Healthcare LLC and Change Healthcare Holdings, LLC.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including, for the avoidance of doubt, any amendments or supplements thereof, required to be filed or supplied to any Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, premium, use, property, withholding, excise, production, value added, ad valorem, occupancy and other taxes, duties, fees or assessments of any nature whatsoever, including any fees arising under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Termination Fee” means an amount equal to $300,000,000.

“TEUs” means the 6.00% tangible equity units of the Company listed on the NASDAQ under the trading symbol, “CHNGU”.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

ANNEX B

Form of Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CHANGE HEALTHCARE INC.

[●], 202[●]

FIRST. The name of the corporation is CHANGE HEALTHCARE INC. (the “Corporation”).

SECOND. The address of the corporation’s registered office in the State of Delaware is [●]. The name of its registered agent at such address is [●].

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH. The total number of shares that the Corporation shall have authority to issue is 1,000 shares of Common Stock, and the par value of each such share is $0.01.

FIFTH. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.

SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SEVENTH. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of duty as a director. Without limiting the foregoing in any respect, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

EIGHTH. The Corporation shall indemnify and advance expenses to each current or former director and officer of the Corporation as provided in the bylaws of the Corporation and may indemnify and advance expenses to each employee and agent of the Corporation, and all other persons whom the Corporation is authorized to indemnify under the provisions of the DGCL, as provided in the bylaws of the Corporation.